SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 February 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 27 February 2009 re: Final Results

2008 Results

News release

Lloyds Banking Group plc

BASIS OF PRESENTATION

These results are the results of Lloyds TSB Group plc for the year ended 31 December 2008. Lloyds TSB Group plc was subsequently renamed Lloyds Banking Group plc following the completion of the acquisition of HBOS plc on 16 January 2009.

In order to provide a clearer representation of the Group's underlying business performance, the results have been presented on a continuing businesses basis. This excludes the following items:
• insurance and policyholder interests volatility (page 50, note 8)
• a provision in respect of certain historic US dollar payments (page 46, note 6)
• a provision in respect of the Financial Services Compensation Scheme levy (page 12)
• impairment charge in respect of goodwill (page 12),
and in 2007:
• the results of discontinued businesses (page 59, note 19)
• profit on sale of businesses (page 46, note 5), and
• the settlement of overdraft claims.

A reconciliation of this basis of presentation to the statutory profit before tax is shown on page 7.

Unless otherwise stated income statement commentaries throughout this document compare the year ended 31 December 2008 to the year ended 31 December 2007, and the balance sheet analysis reflects the Group balance sheet at 31 December 2008.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower credit quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of Governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

KEY HIGHLIGHTS

"' We know the short-term outlook for the enlarged group is challenging. Whenever economic conditions do begin to normalise, however, we believe we will be in a very strong position to reap the benefits. Our strong franchise across the whole range of product lines will enable us to do just that. In the meantime, our imperative is to manage the business as effectively as possible during these challenging times, and we have the team to do this."

Sir Victor Blank

Chairman

•

Statutory profit before tax reduced by 80 per cent to £807 million.  A resilient underlying business performance was offset by the impact of market dislocation (page 9) and adverse volatility relating to the Group's insurance businesses.

•

A resilient business performance.  Profit before tax, on a continuing businesses basis, totalled £2,426 million, a decrease of 35 per cent which reflected the impact of £1,270 million of market dislocation and higher impairment levels.

•

Robust income performance.   Income, excluding market dislocation, grew by 9 per cent   reflecting   strong revenue growth from the Group's relationship banking businesses.  On a statutory basis, income was 8 per cent lower at £9,872 million.

•	Excellent cost management. The Group's cost:income ratio, excluding market dislocation, improved by 1.1 percentage points to 47.0 per cent.

•

In a difficult economic environment, asset quality remains satisfactory.   Impairment losses increased by 68 per cent to £3,012 million, reflecting the impact of market dislocation, the slowdown in the UK economic environment and the impact of the falling house price index.

•	Strong liquidity and funding position maintained throughout the recent turbulence in global financial markets.

•

Robust capital ratios.    Adjusting the year end capital ratios for the Government's recapitalisation of UK banks, completed in January 2009, and the estimated impact of the acquisition of HBOS, the enlarged Lloyds Banking Group's proforma core tier 1 capital ratio stands at 6.4 per cent, the tier 1 ratio at 9.8 per cent and the total capital ratio at 12.5 per cent.

   GROUP CHIEF EXECUTIVE'S STATEMENT

This has been an extraordinary year, by any measure, and as many commentators have observed, we are in the most severe global downturn since the 1930s. It was triggered by problems in the US housing market, spread to the financial services industry and has now moved on to the broader economy. The United Kingdom has been profoundly impacted by the crisis and as a bank that primarily does its business in the UK, Lloyds TSB has felt the impact. In a year when many financial institutions declared losses, Lloyds TSB did deliver profits, albeit lower than in previous years and I am very aware that, as with the rest of the industry, there has been a sharp reduction in our share price. The year also brought opportunities, and we began the process to acquire the HBOS business, which is probably the most far reaching event in our 243 year history.

Over the past five years, I have reported on our progress toward the aspiration of building the UK's best bank and our approach to developing deep, long-lasting customer relationships. Banking is fundamentally a risk business, and early on we took the decision to manage risk on a 'through the cycle' basis. This means the business will be less impacted by the extreme points in the cycle and that we can continue to support our customers through the changes in the economic climate. As a result our rate of growth in earnings in prior periods did not always match those of our competitors but the quality of our earnings has been demonstrated in this past year.

In my review this year, I will cover three areas; first, the strategic rationale for the transaction and the benefits it will bring, second, the performance of Lloyds TSB in 2008, and third the outlook for the Lloyds Banking Group.

The HBOS acquisition

Throughout the year, it became clear that there were a number of institutions facing significant challenges, both here in the UK and overseas. During the summer months there was a further collapse in confidence in the wholesale markets and for all but the strongest, the pressures of funding reached crisis proportions.  Lloyds TSB had pursued a very successful relationship-focused strategy that had delivered good results for all our stakeholders, and we were continuing to perform relatively well. However, as the financial crisis gathered pace and a number of competitors recognised that they could not survive on a standalone basis, it became clear that the industry would begin to consolidate around a smaller number of larger players. It was against this backdrop that we decided to revisit our earlier strategic thinking regarding HBOS.

The opportunity to acquire HBOS was considered against our other strategic options, and before deciding to proceed the Board considered a number of alternatives which included continuing with our existing organic growth strategy, acquiring parts of HBOS and alternate acquisitions. After a thorough review, the Board decided that the HBOS acquisition would offer the highest value-creating strategy for our shareholders and we announced the transaction on 18 September 2008.

We are acquiring £17.9 billion of tangible net asset value with consideration valued at £7.7 billion, even taking into account the losses HBOS announced for 2008. All in, we have acquired a franchise that brings extensive distribution, a large customer base, good people and excellent brands. HBOS had developed a number of specialist businesses that brought greater returns at greater risk, and these did not fit the Lloyds TSB risk appetite. We recognised this in our due diligence and this was reflected in the price we agreed to pay. We are buying the business in the down part of the economic cycle, at a significant discount to book value, which increases the likelihood of value creation, and we paid in shares rather than cash which in some part insulated the Lloyds TSB shareholders from market risk.

The transaction allows us immediately to gain scale in a consolidating market, and it profoundly changes the long-term trajectory for the Group. The acquisition allows us to occupy leading positions in current accounts, retail savings and insurance, mortgages, personal lending and will also provide substantial scale in our corporate and commercial businesses; something that would not have been possible through organic growth alone. There will clearly be revenue synergies arising from the acquisition, as we take the best of the relationship development skills from each business and apply them across the enlarged Group. Whilst these synergies are real, and we will report on them in future periods, they are always more difficult to measure and so we have not included any value for these benefits.

The transaction is essentially an in-market deal, which have historically proven to be amongst the most successful, given they allow greater cost synergies to be captured. We are targeting annualised savings in excess of £1.5 billion in 2011, which represents some 14 per cent of the combined cost base. Work is already underway, with early synergies starting to come from procurement benefits and the more efficient management of the property portfolio. Over £100 million of cost efficiencies have been identified immediately from ceasing projects that will no longer be required in the enlarged Group.  Clearly, there will be some staffing reductions resulting from the broad range of programmes we will initiate, but we anticipate that we can accommodate the majority of any reductions through natural staff turnover or limited voluntary redundancy programmes.

The combination of the two businesses provides a strong platform for us to pursue our customer focused growth strategy, built around acquiring relationships and then deepening them.  The scale we have now achieved will also allow us to be more efficient and to better leverage future investments.

Whilst it is still relatively early days in terms of the transaction, we have made considerable progress, with the senior 500 executives appointed to run the new Group and we will quickly integrate the businesses. We are identifying those businesses that are priorities for future investment, those where we are adjusting the risk policies to reflect the current environment and those that will require significant change to meet our return hurdles and risk appetite. This is allowing us to focus on developing and growing those core business areas that fit with our relationship-based, lower-risk model, whilst we squarely address the issues that affect the higher-risk portfolios.

In evaluating the HBOS portfolios last year, we had taken a more conservative forecast than the HBOS internal estimates, recognising they were subject to greater volatility in an economic downturn. Once we took control of HBOS in January, we analysed the portfolios in granular detail, updated our diligence and have begun to apply the Lloyds TSB operating model across the enlarged business. As we began to apply our more conservative provisioning methodologies to their portfolios, and took account of the economic deterioration in the final quarter of the year, the expected losses in that final quarter increased and were finally set at a level £1.6 billion higher than our initial estimate of £8 billion. Whilst this figure is higher than our earlier estimates, it does reflect the size and nature of the HBOS portfolios and the scale of the change in the economic environment.

In line with our plans, we have completed substantial further work to analyse the portfolios. We understand the challenges faced by these portfolios and are taking the necessary actions; for instance, we have reviewed the major exposures in key lines, identified the significant concentrations, revised the credit criteria for key products and withdrawn from certain business lines.

   We are prudently managing the capital base, as has been a hallmark of Lloyds TSB. The enlarged Group retains a robust capital position, with an adjusted proforma core tier 1 capital ratio of 6.4 per cent as of 31 December 2008, which means we are well placed to withstand the impact of any slowdown in the economy.

The Lloyds TSB Group performance in 2008

Let me now reflect on the performance of the Lloyds TSB Group in 2008. Whilst all the headlines this past year have been about the economy, the financial crisis and, for us, the HBOS transaction, it is easy to overlook the fact that the Group and our businesses have performed satisfactorily, delivering positive earnings despite the most difficult operating environment in many years.

Our results for the year show a decline in earnings, and on a statutory basis the Group's profit before tax fell by 80 per cent to £807 million. However, I believe a more appropriate way to view the results is to look at our performance on a continuing business basis, and taking this approach the Group profit before tax was £2,426 million, a reduction of 35 per cent.

On a continuing business basis we saw income rise by 2 per cent, as the ongoing market dislocation impacted on an otherwise good performance. Costs rose by 5 per cent, reflecting good cost control in our day-to-day operations which allowed us to further invest in our plans to support the growth of the franchise, with additional relationship staff and improvements to our systems and product range. Impairments were up 68 per cent, reflecting the general slowdown in the economy and a number of specific losses related to the financial crisis and economic downturn.

I would have liked to have delivered an even stronger performance for our shareholders, but in the context of the environment and when many organisations will be reporting losses, I do feel this is a reasonable out-turn. We again used the year well, strengthening the overall business franchise, with an improvement in efficiency, increases in market share, higher customer advocacy scores and we also added to the depth and experience of the management team. Our focus on developing strong franchises continues to offer a strong and sustainable platform for our future growth.

In building our business model, over this period, we have used a balanced scorecard approach throughout the organisation to measure our progress. The balanced scorecard contains five sections; financial performance, franchise growth, customer satisfaction, risk management and people development. As a result of managing each section of the scorecard assiduously, and focusing on a balanced approach to growth, your company was well positioned as the financial crisis struck the industry.

Dividend

As part of the HM Treasury recapitalisation scheme, the Group was required to suspend the payment of cash dividends to ordinary shareholders until the HM Treasury Preference Shares issued as part of the scheme are repaid.  In the meantime however, as we indicated in our shareholder circular last year, the Board has approved a capitalisation issue of 1 for 40 ordinary shares held.

Supporting our customers

There has been considerable comment about the performance of the financial services sector this last year and, in particular, support for customers seeking mortgages and the owners of small businesses. I am very proud of the way your company has maintained its support to customers, in line with our relationship-based strategy. Using Bank of England data for the year to December 2008, our lending to individuals grew by 10.7 per cent against the industry average of 5.4 per cent, whilst our lending to private non-financial corporates grew by 22.2 per cent against the industry average of 3.7 per cent. The commitment to our customers is critical to our business strategy, and will continue to be so in 2009.

Outlook

Against a backdrop of recession and an ongoing global financial crisis, we expect 2009 to be another challenging year. Our revenues will be less impacted than many other institutions, as we have a much lower reliance on transactional income, but we will nevertheless be affected by factors such as lower margins driven by lower interest rates and the accounting impact of replacing our single premium payment protection insurance product with a new monthly premium product, as well as the general slowdown in the economy.

We will continue to manage expenses tightly, as you have come to expect of us, but we will incur some additional costs in order to realise the synergies we have announced. Impairments will continue to run at high levels, especially in the higher risk parts of the legacy HBOS portfolios.

Despite the outlook for 2009 being tough, we will use this year to make significant progress in our strategy and to build the UK's leading financial services company. Given the relationship nature of our business, the markets in which we operate, the focus on what I describe as the fundamentals of banking and the return to the more appropriate pricing of risk all play to our strengths and will support our longer-term growth. We are now focused on the integration of the two businesses, which will allow us to offer unparalleled choice and service to our customers, create the platform for the next stage of our growth and provide long-term value for our shareholders.

Summary

Our key businesses have continued to grow, attracting new customers, improving the service to our customers and building our market share. As the crisis continued to impact the UK banking industry, we acquired HBOS in a deal that brought greater stability to the UK banking system and which has allowed Lloyds TSB to rapidly advance its strategic priorities.

The success of this organisation is built on the wonderful contributions of our thousands of staff, and I am very grateful for all they have achieved this last year in serving our customers and executing our plans. It is this consistent level of performance over the last few years, which left us so well placed. The next year will be challenging but I am very confident we will make further substantial progress in building our business, as we begin to establish the UK's leading financial services company.

J Eric Daniels

Group Chief Executive

   SUMMARY OF RESULTS

	2008	2007	Change
	£m	£m	%

Results - statutory
Total income, net of insurance claims	9,872	10,706	(8)
Operating expenses	6,053	5,567	(9)
Trading surplus	3,819	5,139	(26)
Impairment	3,012	1,796	(68)
Profit before tax	807	4,000	(80)
Profit attributable to equity shareholders	819	3,289	(75)
Economic profit (page 60, note 20)	(172)	2,238
Earnings per share (page 60, note 21)	14.3p	58.3p	(75)
Post-tax return on average shareholders' equity	7.4%	28.2%

Results - continuing businesses basis
Total income, net of insurance claims	11,089	10,882	2
Operating expenses	5,651	5,330	(6)
Operating expenses, excluding insurance grossing adjustment	5,582	5,317	(5)
Trading surplus	5,438	5,552	(2)
Impairment	3,012	1,796	(68)
Profit before tax	2,426	3,756	(35)
Profit attributable to equity shareholders	1,705	2,739	(38)
Economic profit	731	1,725	(58)
Earnings per share	29.7p	48.6p	(39)
Post-tax return on average shareholders' equity	15.8%	24.3%

   PROFIT ANALYSIS BY DIVISION

	2008	2007 †	Change
	£m	£m	%

UK Retail Banking (page 17)	1,793	1,720	4

Insurance and Investments (page 21)	911	748	22

Wholesale and International Banking (page 28)	274	1,300	(79)

Central group items (page 15)	(552)	(12)
Profit before tax - continuing businesses	2,426	3,756	(35)

Volatility (page 50, note 8)
- Insurance	(746)	(277)
- Policyholder interests	(471)	(222)
Discontinued businesses (page 59, note 19)	-	162
Profit on sale of businesses (page 46, note 5)	-	657
Provision in respect of certain historic US dollar payments	(180)	-
Provision for Financial Services Compensation Scheme levy	(122)	-
Goodwill impairment	(100)	-
Settlement of overdraft claims	-	(76)
Profit before tax - statutory	807	4,000	(80)
Taxation (page 49, note 7)	38	(679)
Profit for the year	845	3,321	(75)

Profit attributable to minority interests	26	32
Profit attributable to equity shareholders	819	3,289	(75)
Earnings per share (page 60, note 21)	14.3p	58.3p	(75)

† Segmental analyses for 2007 have been restated as explained in note 2.

   KEY BALANCE SHEET MEASURES

31 December 2008		31 December 2007	Change
	£m	£m	%

Balance sheet
Shareholders' equity	9,393	12,141	(23)
Net assets per share	155p	212p	(27)
Total assets	436,033	353,346	23
Risk-weighted assets	170,490	142,567	20
Loans and advances to customers	242,735	209,814	16
Customer deposits	170,938	156,555	9
Loans to deposits ratio	142%	134%

Risk asset ratios
Total capital	11.2%	11.0%
Tier 1 capital	8.0%	9.5%
Core tier 1 capital	5.6%	7.4%

Risk asset ratios*
Total capital	12.5%	n/a
Tier 1 capital	9.8%	n/a
Core tier 1 capital	6.4%	n/a

*31 December 2008, enlarged Group proforma adjusted for capital raisings completed in January 2009 and the acquisition of HBOS plc.

   GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE

During 2008 the Group delivered a resilient core business performance against the backdrop of significant turbulence in global financial markets and a marked slowdown in the UK economic environment. Statutory profit attributable to equity shareholders however decreased by 75 per cent to £819 million and earnings per share decreased by 75 per cent to 14.3p, reflecting the impact of market dislocation, insurance volatility, caused by lower equity markets and wider credit spreads in fixed income markets, and a significant increase in impairment levels.  Profit before tax fell by 80 per cent to £807 million.

To enable meaningful comparisons to be made with 2007, the income statement commentaries below are on a continuing businesses basis (see 'basis of presentation').

Building strong customer relationships

The Group's strategy is to build strong customer franchises and we have continued to extend the reach and depth of our customer relationships, achieving good sales growth, whilst also improving productivity and efficiency. As a result, the Group's core relationship businesses have continued to perform well, growing market share in many key areas.

Like many other financial institutions, the Group's Corporate Markets business has been significantly affected by the ongoing impact of market dislocation; however, the relationship focus of our strategy and conservative risk management approach has meant that the impact on the Group's profit before tax was limited to £1,270 million during 2008 (£925 million reduction in income; £345 million increase in impairment) (page 42, note 4).  In the extremely challenging and turbulent operating environment in global financial markets, this compares favourably to the impact on many other major financial services companies.  The market dislocation largely reflects the impact of continuing mark-to-market adjustments in certain legacy trading portfolios, resulting from the marketwide repricing of liquidity and credit, together with the write-down of a number of Asset Backed Securities. Notably, even after fully absorbing this impact, the Wholesale and International Banking division delivered profit before tax of £274 million.

The Group continues to maintain a strong funding and liquidity profile and has continued to obtain funding at market leading rates, with the overall margin impact of funding the Group's balance sheet remaining broadly unchanged.  The Group has benefited from improvements in a number of individual product margins, particularly in new mortgages and corporate lending, however the lower interest rate environment in the second half of the year has led to increased pressure on deposit spreads.

Continued momentum throughout the business

Profit before tax, excluding the impact of market dislocation, decreased by £340 million, or 8 per cent, to £3,696 million, as good relationship banking and insurance business momentum was offset by a significant increase in levels of impairment.  On this basis and adjusting for insurance grossing (page 15), revenue growth of 8 per cent exceeded cost growth of 5 per cent.

Good income growth

Overall income growth of 8 per cent, excluding the impact of market dislocation and insurance grossing adjustments, reflected continued good progress in delivering our divisional strategies. We have increased income from both new and existing customers, with strong growth in both assets and liabilities leading to higher net interest income, as well as an increase in fee-related income.

Group net interest income, excluding insurance grossing (page 15), increased by £1,457 million, or 26 per cent, to £7,058 million.  Over the last 12 months, total assets increased by 23 per cent to £436 billion, with a 16 per cent increase in loans and advances to customers, reflecting strong levels of customer lending growth in Commercial Banking, Corporate Markets and mortgages. Customer deposits increased by 9 per cent to £171 billion, supported by good growth in savings balances in the retail bank, where bank savings increased by 12 per cent and wealth management balances by 20 per cent. Customer deposits in our Corporate Markets, Commercial and International businesses increased by 15 per cent.

The net interest margin from our banking businesses (page 52, note 10) was unchanged at 2.78 per cent, as improved product margins offset an adverse mix effect. Overall product margins were 12 basis points higher, reflecting stronger new business product margins in the mortgage and corporate businesses. Stronger growth in finer margin corporate and mortgage lending than in the wider margin unsecured consumer lending contributed to the negative mix effect which offset the increase in product margins.

Other income, net of insurance claims and excluding insurance grossing, decreased by £1,290 million, or 25 per cent, to £3,952 million, largely reflecting the impact of market dislocation. In the retail bank, higher fees and commissions receivable as a result of good growth in added value current accounts and card services were offset by lower creditor insurance commissions and the impact of changes in product design leading to a greater proportion of earnings being recognised as net interest income rather than fee income. In addition, good levels of growth were achieved in fee based product sales to commercial banking customers.

Strong cost management

The Group continues to invest in improving processing efficiency, resulting in continued tight control over day-to-day operating costs. During 2008, operating expenses increased by 5 per cent to £5,582 million excluding the insurance grossing adjustment. Over the last 12 months, staff numbers increased by 678 (1 per cent) to 58,756, as investment in higher levels of customer facing staff more than offset further efficiency improvements in back-office processing centres. These improvements in operational effectiveness have resulted in a further reduction in the Group cost:income ratio, excluding market dislocation, from 48.1 per cent to 47.0 per cent. The Group's programme of productivity initiatives has continued to deliver significant benefits, improving underlying cost efficiency and creating greater headroom for further investment in the business. During 2008 the Group exceeded its expected net cost benefits target of £250 million in 2008 by delivering a total of £311 million net cost benefits from the programme.

Asset quality

In UK Retail Banking, impairment losses increased by £248 million, or 20 per cent, to £1,472 million, particularly reflecting the impact of lower house prices on the mortgage impairment charge. In terms of unsecured lending, our asset quality remains satisfactory. However, in the context of the uncertain UK economic environment and the potential for increased consumer arrears and insolvencies, we are continuing to enhance our underwriting, collections and fraud prevention procedures.

Mortgage credit quality remains good although the slowdown in economic activity and rising unemployment in the UK has led to arrears rising by 44 per cent over the last 12 months, a trend that is expected to continue.  The fall in the house price index during the year has led to an increase of approximately £150 million in the secured impairment charge. Looking forward, our view is for a further fall of similar magnitude in house prices during 2009.

The Wholesale and International Banking charge for impairment losses increased significantly by £936 million to £1,508 million, including a £345 million impairment charge relating to the impact of market dislocation during 2008. The remaining charge reflects an increase in the level of impairments as a result of the economic slowdown in the UK and the impact of a number of high profile financial services company collapses.

Overall, impairment losses increased by 68 per cent to £3,012 million. Our impairment charge on loans and advances expressed as a percentage of average lending was 1.13 per cent, excluding the impact of market dislocation, compared to 0.82 per cent in 2007 (also excluding the impact of the 2007 Finance Act) (page 55, note 14). Impaired assets increased by 64 per cent to £8,700 million and now represent 3.5 per cent of total lending, up from 2.5 per cent at 31 December 2007.

Exposure to assets affected by current capital markets uncertainties

The Group's relationship focused business model means our Corporate Markets business has limited exposure to assets affected by current capital markets uncertainties (page 42, note 4). During 2008 the Group has successfully taken steps to reduce and restructure these exposures and the related risk and it is anticipated that this process will continue in 2009.

Following the amendment to IAS 39 the Group has reclassified certain assets for which there is no longer an active market and which are now being managed as lending. Assets totalling £2,993 million previously classified as held for trading (measured at fair value through profit and loss) were transferred to loans and advances with effect from 1 July 2008 and a further £437 million of assets previously classified as available for sale (measured at fair value with changes taken to equity) were transferred to loans and advances with effect from 1 November 2008. If these reclassifications had not been made, the Group's income statement for 2008 would have included additional losses of £406 million.

Insurance volatility

A large proportion of the investments held by the Group's insurance business are invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations. Whilst it is expected that those investments will provide enhanced returns over the longer term, the single year impact of investment market volatility can be significant. In 2008, a decline in equity and property markets and a widening of credit spreads in fixed income markets contributed to adverse volatility of £746 million, after adjusting for the effect of illiquidity premia within the annuity business (page 50, note 8). This principally reflects a reduction in the market consistent valuation of the annuity portfolio, driven by the continued widening of corporate bond spreads in 2008, and lower expected future shareholder income from contracts where the underlying policyholder investments are in equities.

Provision relating to certain historic US dollar payments

In January 2009, the Group announced that it had reached a settlement with both the US Department of Justice and the New York County District Attorney's Office in relation to a previously disclosed investigation involving those agencies into certain historic US dollar payment practices by Lloyds TSB. The Group disclosed in its interim results for the first half of 2008 that it was in discussions regarding a resolution of the investigation and that it had provided £180 million in respect of this matter. The provision was hedged into US dollars at the time and fully covers the settlement amount announced in January 2009. The Group is continuing discussions with the Office of Foreign Assets Control (OFAC) regarding the terms of the resolution of its investigation. OFAC has confirmed to the Group that the amount paid to the US Department of Justice and the New York County District Attorney's Office will be credited towards satisfying any penalty it imposes.  The Group does not currently believe that any additional liability requiring provision will arise following the conclusion of the discussions with OFAC.  The Group does not anticipate any further enforcement actions as to these issues.

Provision for Financial Services Compensation Scheme levy

The recent arrangements put in place to protect the depositors of Bradford & Bingley and other failed deposit taking institutions involving the Financial Services Compensation Scheme (FSCS) will result in a significant increase in the levies made by the FSCS on the industry. The Group has made a provision of £122 million in its 2008 accounts in respect of its current obligation for the estimated interest cost on the FSCS borrowings.  Going forward further provisions in respect of these costs are likely to be necessary until the borrowings are repaid. The ultimate cost to the industry, which will also include the cost of any compensation payments made by the FSCS and if necessary the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain although it may be significant.

Goodwill impairment

During the year, the basis of goodwill allocation in parts of our Asset Finance business has been changed to treat the consumer finance business as a single cash generating unit encompassing the motor and personal finance operations which provide direct and point of sale finance. The markets in which these units operate have been affected by the UK economic downturn, which has been characterised by falling demand and increasing arrears at this point of the cycle. This, together with uncertainties over the likely short term macroeconomic environment, has resulted in a reassessment of the carrying value of the consumer finance cash generating unit and the recognition of a goodwill impairment charge of £100 million at 31 December 2008.

Taxation

The Group's tax for 2008 was a credit of £38 million. This primarily reflects a significant policyholder interests related tax credit offsetting in full the charge for policyholder interests included in the Group's profit before tax (page 49, note 7).

Robust capital position

At the end of December 2008, the Group's capital ratios remained robust with a total capital ratio on a Basel II basis of 11.2 per cent, a tier 1 ratio of 8.0 per cent and a core tier 1 ratio of 5.6 per cent (page 58, note 17).  In September 2008, the Group completed the placing of 284.4 million ordinary shares at a price of 270 pence per share, raising approximately £760 million.  Over the last twelve months, risk-weighted assets increased by 20 per cent to £170 billion, reflecting the growth in our Corporate Markets and mortgage businesses, as well as the impact of exchange rate movements which represented 8 percentage points of the increase.

Scottish Widows remains strongly capitalised and, at the end of December 2008, the working capital ratio of the Scottish Widows Long Term Fund was an estimated 21.6 per cent (page 61, note 22). During 2008 a regular dividend of £0.2 billion was paid to the Group, bringing the total capital repatriation since the beginning of 2005 to over £3.8 billion.  As at 31 December 2008, the estimated Insurance Groups Directive (IGD) capital surplus was £0.8 billion, with additional surplus within the Long Term fund totalling an estimated £1.5 billion. This IGD surplus would be unchanged in the event of a 40 per cent reduction in equity markets from the 31 December 2008 position.

Maintaining a strong liquidity and funding position

The current turbulence in global capital markets has been a severe examination of the banking system's capacity to absorb sudden significant changes in the funding and liquidity environment, and individual institutions have faced varying, but significant, degrees of stress. Throughout this period, the Group has maintained a strong liquidity position which is supported by our strong and stable retail and corporate deposit base.  Both retail and corporate deposit inflows have been robust and the Group continues to benefit from its diversity of funding sources.  The Group's wholesale funding base has proved to be resilient, supporting the Group's balance sheet growth with an increased level of longer term funding (greater than 1 year).

New initiatives introduced during the course of 2008 by The Bank of England and HM Treasury to facilitate banks' access to senior funding include the Special Liquidity Scheme and Credit Guarantee Scheme, respectively. The Group welcomed these initiatives and, like many of its peers, continues to make use of them for term funding. Going forward, where markets permit and it is economic to do so, the Group expects to reduce this utilisation and further develop and diversify its unguaranteed funding programmes.

Following completion of the HBOS acquisition in January 2009, all of the major rating agencies have updated their ratings for the enlarged Group. Each agency has issued the Group the highest possible short-term rating, and a long-term deposit rating in the 'double A' range. This provides the Group with a strong overall suite of credit ratings.

Acquisition of HBOS

In September 2008, Lloyds TSB and HBOS announced that they had reached agreement on the terms of a recommended acquisition by Lloyds TSB of HBOS, creating a compelling opportunity to accelerate Lloyds TSB's strategy and create the UK's leading financial services group.  In October 2008, both Lloyds TSB and HBOS announced that they intended to participate in a co-ordinated package of capital and funding measures for the UK banking sector being implemented by HM Treasury. This led to Lloyds TSB's participation in the raising of £5.5 billion new capital (consisting of £4.5 billion in ordinary shares and £1 billion in preference shares).  In addition, HBOS participated in the raising of £11.5 billion (consisting of £8.5 billion in ordinary shares and £3 billion in preference shares).  Both of these capital raisings and the HBOS acquisition were completed in January 2009.  The Group's board believes that its participation in the Government funding proposal provided the capital necessary to complete the acquisition in a timely fashion, with certainty and on terms that were the best available in current market conditions.  The board believes that HM Treasury, which is now a 43.4 per cent shareholder of the Group, will act as a value-oriented shareholder with regard to the strategic development of the Group.

Following the completion of the acquisition and the capital raisings in January 2009, the proforma adjusted capital ratios for Lloyds Banking Group, at 31 December 2008 were 6.4 per cent for core tier 1, 9.8 per cent for tier 1 capital and 12.5 per cent for total capital.  The proforma adjusted net tangible asset value of the enlarged Group totalled an estimated £29.5 billion, equivalent to 179p per share (see proforma disclosures on pages 68-76).

A challenging outlook

2008 has been an immensely challenging period for all banks, and the assets on the enlarged Group's balance sheet have shown increasing signs of stress during the year. Whilst our risk management and business support culture is strong, the continuing economic deterioration in the UK will make 2009 another difficult year. We currently expect retail impairment levels to rise significantly in 2009, largely reflecting the expected increase in unemployment levels in the UK and the impact of further house price falls. Corporate impairment levels are expected to remain at the high levels seen during 2008, whilst Treasury asset and investment portfolio write-downs are expected to be significantly lower. Overall, before the recognition of negative goodwill, we expect the enlarged Group to report a loss for 2009.

Tim Tookey

Group Finance Director

   SUMMARISED SEGMENTAL ANALYSIS

2008	UK Retail Banking	Insurance and Investments**	Wholesale and International Banking	Central group items	Group excluding insurance gross up	Insurance gross up**	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	4,110	(62)	3,303	(293)	7,058	651	7,709
Other income	1,766	1,749	829	(199)	4,145	(3,624)	521
Total income	5,876	1,687	4,132	(492)	11,203	(2,973)	8,230
Insurance claims	-	(193)	-	-	(193)	3,052	2,859
Total income, net of insurance claims	5,876	1,494	4,132	(492)	11,010	79	11,089
Operating expenses	(2,611)	(591)	(2,350)	(30)	(5,582)	(69)	(5,651)
Trading surplus (deficit)	3,265	903	1,782	(522)	5,428	10	5,438
Impairment	(1,472)	(2)	(1,508)	(30)	(3,012)	-	(3,012)
Profit (loss) before tax*	1,793	901	274	(552)	2,416	10	2,426
Volatility
- Insurance	-	(746)	-	-	(746)	-	(746)
- Policyholder interests	-	-	-	-	-	(471)	(471)
Provision in respect of certain historic US dollar payments	-	-	(180)	-	(180)	-	(180)
Provision for Financial Services Compensation Scheme levy	(119)	(3)	-	-	(122)	-	(122)
Goodwill impairment	-	-	(100)	-	(100)	-	(100)
Profit (loss) before tax	1,674	152	(6)	(552)	1,268	(461)	807

*Excluding volatility, a provision in respect of certain historic US dollar payments, the Financial Services Compensation Scheme levy and goodwill impairment.

**The Group's income statement includes income and expenditure which are attributable to the policyholders of the Group's long-term assurance funds. These items have no impact upon the profit attributable to equity shareholders. In order to provide a clearer representation of the underlying trends within the Insurance and Investments segment, these items are shown within a separate column in the segmental analysis above.

In the year ended 31 December 2008 the contribution from Central group items was a negative £552 million compared to a negative contribution of £12 million in 2007.  The result in 2008 has been significantly affected by the impact of yield curve volatility on the fair value of derivatives entered into for risk management purposes, after taking into account the effect of hedge accounting adjustments.  In addition, there were increased central costs that were not recharged to the divisions in connection with professional advice received during the year and an impairment charge in respect of an available-for-sale investment.

   SUMMARISED SEGMENTAL ANALYSIS  (continued)

2007 †

	UK Retail Banking	Insurance and Investments**	Wholesale and International Banking	Central group items	Group excluding insurance gross up	Insurance gross up**	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,695	(106)	2,380	(368)	5,601	421	6,022
Other income	1,797	1,741	1,644	362	5,544	6,233	11,777
Total income	5,492	1,635	4,024	(6)	11,145	6,654	17,799
Insurance claims	-	(302)	-	-	(302)	(6,615)	(6,917)
Total income, net of insurance claims	5,492	1,333	4,024	(6)	10,843	39	10,882
Operating expenses	(2,548)	(611)	(2,152)	(6)	(5,317)	(13)	(5,330)
Trading surplus (deficit)	2,944	722	1,872	(12)	5,526	26	5,552
Impairment	(1,224)	-	(572)	-	(1,796)	-	(1,796)
Profit (loss) before tax*	1,720	722	1,300	(12)	3,730	26	3,756
Volatility
- Insurance	-	(277)	-	-	(277)	-	(277)
- Policyholder interests	-	-	-	-	-	(222)	(222)
Discontinued businesses	-	145	28	-	173	(11)	162
Profit on sale of businesses	-	272	385	-	657	-	657
Settlement of overdraft claims	(76)	-	-	-	(76)	-	(76)
Profit (loss) before tax	1,644	862	1,713	(12)	4,207	(207)	4,000

*Excluding volatility, results of discontinued businesses, profit on sale of businesses and the settlement of overdraft claims.

**The Group's income statement includes income and expenditure which are attributable to the policyholders of the Group's long-term assurance funds. These items have no impact upon the profit attributable to equity shareholders. In order to provide a clearer representation of the underlying trends within the Insurance and Investments segment, these items are shown within a separate column in the segmental analysis above.

† Segmental analyses for 2007 have been restated as explained in note 2.

   DIVISIONAL PERFORMANCE

UK RETAIL BANKING

Continuing businesses	2008	2007 †	Change
	£m	£m	%

Net interest income	4,110	3,695	11
Other income	1,766	1,797	(2)
Total income	5,876	5,492	7
Operating expenses	(2,611)	(2,548)	(2)
Trading surplus	3,265	2,944	11
Impairment	(1,472)	(1,224)	(20)
Profit before tax	1,793	1,720	4

Cost:income ratio	44.4%	46.4%

Total assets	£127.5bn	£115.0bn	11
Risk-weighted assets	£49.6bn	£44.8bn	11
Customer deposits	£85.9bn	£82.1bn	5

† Restated, see note 2.

Key highlights

•	Good profit performance, against a backdrop of slowing economic activity. Profit before tax increased by 4 per cent to £1,793 million.

•	Strong income momentum maintained, up 7 per cent, supported by overall sales growth of 7 per cent.

•	Good growth in deposits resulted in a 5 per cent increase in overall deposit balances, with 12 per cent growth in bank savings, and 20 per cent growth in wealth management deposits.

•	Excellent market share of net new mortgage lending, at 27.5 per cent. Mortgage balances outstanding increased by 11 per cent to £112.9 billion.

•	Improved net interest margin, 9 basis points higher than in 2007, reflecting improved key product margins, particularly in unsecured personal lending and new mortgages.

•

Continued effective cost management,  with a clear focus on investing to improve service quality and processing efficiency.  Operating expenses increased by only 2 per cent and there was an improvement in the cost:income ratio to 44.4 per cent.

•	Strong trading surplus performance, up 11 per cent to £3,265 million.

•

The quality of new lending continues to be good,  reflecting continued strong credit criteria, although the fall in the house price index over the last twelve months has led to an increase of approximately £150 million in the secured impairment charge during the year.    We currently expect retail impairment levels to rise significantly in 2009, largely reflecting the expected increase in unemployment levels in the UK and the impact of further house price falls.

UK RETAIL BANKING  (continued)

By making its customers central to its strategy, UK Retail Banking continued to make substantial progress in each of its key strategic priorities: growing income from its existing customer base; expanding its customer franchise; and improving productivity and efficiency. In each of these areas, a key focus has been on sales of recurring income products, such as current accounts and savings products which, combined with higher lending related income, has supported the strong rate of revenue growth.  This has been achieved whilst continuing to operate our lending principles in a responsible manner; by maintaining lending criteria appropriate to the position in the economic cycle, by working with our customers who are experiencing financial difficulties and by ensuring we pass on base rate cuts to our Standard Variable Rate mortgage customers.

Profit before tax from UK Retail Banking increased by £73 million, or 4 per cent, to £1,793 million, reflecting strong levels of franchise growth and effective cost management which offset the higher impairment charge.  Total income increased by £384 million, or 7 per cent, whilst operating expenses remained well controlled, increasing by 2 per cent.  The trading surplus increased by 11 per cent to £3,265 million.

Growing income from the customer base

The retail bank has continued to make good progress, delivering strong product sales growth and revenue momentum, notwithstanding the challenging UK economic environment.  Overall sales increased by 7 per cent, with improvements over a broad range of products and through our wide variety of distribution channels.  Both the internet and telephone banking channels performed strongly with sales growth of 29 per cent and 19 per cent respectively.  Our continued good sales growth has been driven by strong sales of personal loans, bank savings and wealth management products.  Our market share of new business in these key product areas has continued to increase, as the retail bank has successfully leveraged the benefit of the Group's strong brand and balance sheet to support increasing customer sales.

Customer deposits have increased by 5 per cent during the year, with particularly strong progress in growing our relationship focused bank savings and wealth management deposit balances, with increases of 12 per cent and 20 per cent respectively.  The retail bank opened over two million new savings accounts during 2008.

31 December		31 December
	2008	2007	Change
Current account and savings balances	£m	£m	%

Bank savings	46,941	41,976	12
C&G deposits	12,433	14,861	(16)
Wealth management	5,910	4,939	20
UK Retail Banking savings	65,284	61,776	6
Current accounts	20,642	20,305	2
Total customer deposits	85,926	82,081	5

Over the last 12 months, the Group has made significant progress in building its mortgage business, in a mortgage market that has slowed considerably. The Group continues to focus on those segments of the prime mortgage market where value can be created whilst taking a conservative approach to credit risk.  The Group continues to manage for value, targeting growth in profitable new business rather than overall market share. This approach, together with a recent uplift in interest spreads, has led to new business net interest margins strengthening over the last twelve months.

UK RETAIL BANKING  (continued)

Expanding the customer franchise

In addition to the strong growth in product sales from existing customers, the Group has continued to make progress in expanding its customer franchise. The retail bank opened over one million new current accounts during the year, with a strong performance from the Group's range of added value current accounts with enhanced product features.

Despite tightened credit criteria and a slowdown in consumer demand, we have maintained our market leading position in personal loans, growing our market share of the unsecured personal loans market whilst remaining primarily focused on lending to our current account customer base. Unsecured consumer credit balances increased by 6 per cent, with personal loan balances outstanding at 31 December 2008 up 9 per cent at £12.2  billion, whilst credit card balances were stable at £6.6 billion.

The demand for the Lloyds TSB Airmiles Duo credit card account has continued to be strong, with 1.4 million customers now signed up to use the account. Duo customers tend to be higher quality, more transactional customers. As a result, Lloyds TSB has maintained its position as a UK market leader in new credit card issuance during 2008, and has maintained an estimated new business market share of 13 per cent. In addition, Lloyds TSB was the leading consumer debit card issuer in the UK during the year.

The Group's market share of gross new mortgage lending increased to 10.8 per cent (2007: 8.1 per cent), as the Group continued to maintain its substantial presence in the UK mortgage market. Overall new lending in the UK mortgage market fell by 29 per cent to £258 billion (2007: £363 billion) however the Group's gross new mortgage lending in 2008 fell by only 5 per cent to £27.8 billion (2007: £29.4 billion).  The higher market share of gross mortgage lending, in conjunction with a reduction in the Group's share of mortgage redemptions, has led to a significant increase in our market share of net new lending to 27.5 per cent, which partly reflects the withdrawal of a number of competitors from the UK mortgage market.  Group mortgage balances outstanding increased by 11 per cent to £112.9 billion.

Wealth management continues to make good progress with its expansion plans to deliver an enhanced wealth management offer comprising private banking, open architecture portfolio management, retirement planning, insurance and estate planning services.  New funds under management increased by 22 per cent, Investment Portfolio cases grew by 16 per cent and wealth management banking deposits increased by 20 per cent.  During a period when the FTSE 100 index fell by 31 per cent, Investment Portfolio funds under management decreased by 11 per cent and this led to an overall reduction of 3 per cent in total customer assets.

Improving productivity and efficiency

We have continued to benefit from the recent investment in reducing the levels of administration and processing work carried out in branches. This has enabled us to further increase our focus on meeting the needs of our customers and has supported improved productivity in the branch network sales effort.  These improvements have supported a further improvement in the retail banking cost:income ratio to 44.4 per cent, from 46.4 per cent last year.  Average sales by staff in the branch network have shown good growth on the levels achieved in 2007.

Telephone banking has continued to improve the quality of the service which it provides to customers, allowing us to focus on better meeting the needs of our customers whilst also improving efficiency.

UK RETAIL BANKING  (continued)

Arrears performance remains satisfactory

Impairment losses on loans and advances were 20 per cent higher at £1,472 million, particularly reflecting the impact of lower house values on the mortgage impairment charge.  The impairment charge as a percentage of average lending was higher at 1.22 per cent, compared to 1.10 per cent in 2007.  Over 99 per cent of new personal loans and 90 per cent of new credit cards sold during 2008 were to existing customers.  The level of arrears in the credit card and personal loan portfolios increased by 26 per cent and 15 per cent respectively reflecting the impact of the slowdown in the UK economic environment.

In terms of unsecured lending, our arrears performance remains satisfactory. However, in the context of the uncertain UK economic environment and the potential for increased consumer arrears and insolvencies, we are continuing to enhance our underwriting, collections and fraud prevention procedures.  We currently expect retail impairment levels to rise significantly in 2009, largely reflecting the expected increase in unemployment levels in the UK and the impact of further house price falls.

Mortgage credit quality remains good although the slowdown in economic activity and rising unemployment in the UK has led to arrears rising by 44 per cent over the last twelve months. This compares to a rise of 72 per cent in Council of Mortgage Lenders (CML) industry averages in the twelve months to 31 December 2008.  The fall in the house price index over the last twelve months has however led to an increase of approximately £150 million in the secured impairment charge during the year.  Looking forward, our view is for a further fall of similar magnitude in house price indices during 2009.

In Cheltenham & Gloucester, the average indexed loan-to-value ratio on the mortgage portfolio was 56 per cent, and the average loan-to-value ratio for new mortgages and further advances written during 2008 was 63 per cent.  At 31 December 2008, 15 per cent of balances had an indexed loan-to-value ratio in excess of 100 per cent reflecting the significant fall in house prices during the year.  Compared to the CML industry averages at 31 December 2008, UK Retail Banking had less than half the industry average for properties in possession and new repossessions as a percentage of total cases in 2008. In addition, arrears in the Group's buy-to-let portfolio represent only a small fraction of our prime portfolio and CML industry averages.  We extensively stress-test our lending to changes in macroeconomic conditions and we remain confident in the quality of our mortgage portfolio.

   INSURANCE AND INVESTMENTS

	2008	2007 †	Change
Continuing businesses	£m	£m	%

Net interest income	(62)	(106)	42
Other income	1,749	1,741	-
Total income	1,687	1,635	3
Insurance claims	(193)	(302)	36
Total income, net of insurance claims	1,494	1,333	12
Operating expenses	(591)	(611)	3
Impairment	(2)	-
Profit before tax, excluding insurance grossing	901	722	25
Insurance grossing adjustment (page 15)	10	26	(62)
Profit before tax	911	748	22

Profit before tax analysis
Life, pensions and OEICs
New business profit – life and pensions	238	163	46
New business loss – OEICs	(16)	(22)	27
Existing business	363	411	(12)
Expected return on shareholders’ net assets	50	45	11
	635	597	6
General insurance	234	110	113
Scottish Widows Investment Partnership	42	41	2
Profit before tax	911	748	22

Present value of new business premiums (PVNBP)	10,094	10,424	(3)
PVNBP new business margin (EEV basis) L&P	3.6%	3.5%
PVNBP new business margin (EEV basis) OEICs	1.3%	2.0%
PVNBP new business margin (EEV basis) Total	2.9%	3.1%
Post-tax return on embedded value (EEV basis, page 62, note 23)	11.4%	10.7%

† Restated, see note 2.

Key highlights

•	Strong profit performance. Profit before tax increased by 22 per cent to £911 million.

•	Good income growth and strong cost management . Income increased by 3 per cent, whilst operating expenses decreased by 3 per cent.

•

Robust sales performance, in a challenging market environment resulting in an increase in estimated market share.  Scottish Widows' bancassurance sales increased by 4 per cent, whilst sales through the IFA distribution channel decreased by 8 per cent.

•	Continued high returns. On an EEV basis, the post-tax return on embedded value remained high at 11.4 per cent. New business margins remained resilient at 2.9 per cent.

•

Strong profit performance in General insurance .  Profits more than doubled in 2008 reflecting the absence of the severe weather related claims in 2007, good increases in home insurance income and more efficient claims processing.

•	Resilient performance by Scottish Widows Investment Partnership, as profit before tax increased against the backdrop of a significant reduction in equity market levels.

INSURANCE AND INVESTMENTS (continued)

Scottish Widows life, pensions and OEICs

Profit before tax, excluding volatility, increased by £38 million, or 6 per cent, to £635 million.

Life and pensions new business profit, on an IFRS basis and excluding volatility, increased by 46 per cent to £238 million, reflecting a higher volume of protection business and the development of an investment bond product which has resulted in a higher proportion of the new business written containing insurance features, which is therefore accounted for on an embedded value basis.  Existing business profit decreased by 12 per cent, to £363 million, as an increase in expected profits from the existing business was more than offset by the adverse impact of changes in assumptions, principally reflecting an increase in long-term lapse assumptions.

During 2008, Scottish Widows has continued to make good progress in its key business priorities: to maximise bancassurance success; to profitably grow IFA sales; to improve service and operational efficiency; and to optimise capital management.

Maximising bancassurance success

During 2008, the value of Scottish Widows' bancassurance new business premiums increased by 4 per cent, building on the success of the simplified product range for distribution through the Lloyds TSB branch network, Commercial Banking and wealth management channels.  Sales of OEICs through the wealth segment were particularly strong offsetting a reduction in volumes through the mass market segment, where a reduction in the sales of equity-backed OEICs has been partly offset by strong sales of capital protected savings products.  Sales of protection products also increased significantly reflecting the benefit of product enhancements during the year.

IFA sales

Sales through the IFA distribution channel decreased by 8 per cent, reflecting the general contraction in sales in the IFA market. Scottish Widows' participation in the IFA market remains focused on achieving financial returns which meet the company's internal targets. Sales performance was strong in corporate pensions where an increase in volumes of 19 per cent was achieved whilst maintaining satisfactory margins and returns. Within individual pensions, sales of the Retirement Account, a capital efficient product with a more transparent charging structure, increased by 75 per cent benefiting from product enhancements introduced during the year. Sales of investment bonds reduced by 56 per cent, partly driven by changes in Capital Gains Tax regulations, but also reflecting the company's unwillingness to participate in markets which do not generate an economic return.

INSURANCE AND INVESTMENTS (continued)

	2008	2007	Change
Present value of new business premiums (PVNBP)	£m	£m	%

Life and pensions:
Protection	317	275	15
Creditor	680	685	(1)
Savings and Investments	437	913	(52)
Individual pensions	2,125	2,073	3
Corporate and other pensions	2,482	2,141	16
Retirement income	939	1,044	(10)
Managed fund business	217	486	(55)
Life and pensions	7,197	7,617	(6)
OEICs	2,897	2,807	3
Life, pensions and OEICs	10,094	10,424	(3)

Single premium business	7,346	8,375	(12)
Regular premium business	2,748	2,049	34
Life, pensions and OEICs	10,094	10,424	(3)

Bancassurance	4,247	4,096	4
Independent financial advisers	5,367	5,817	(8)
Direct	480	511	(6)
Life, pensions and OEICs	10,094	10,424	(3)

Improving service and operational efficiency

The business has made further improvements in service and operational efficiencies, and the benefits can be seen in a further reduction of 3 per cent in operating expenses, notwithstanding ongoing investment in product and distribution enhancements.  In addition, the strength of Scottish Widows' product and service proposition was recognised through an increased number of industry awards and ratings in 2008; the company was voted best personal pensions provider, achieved two '5 star' service awards and was rated highly for its strong e-commerce platform.

Optimising capital management

The capital position of Scottish Widows has remained robust despite recent market turbulence.  Scottish Widows' approach to capital management, including its investments and hedging strategy, has been successful in mitigating the impact of market shocks on its current capital base. Additionally Scottish Widows' capital management strategy is designed to generate sufficient free cash flow to fund new business and maintain dividend flow to the Group. Accordingly, Scottish Widows continues to focus on improving the capital efficiency of its products and identifying further opportunities to improve its capital position.  The post-tax return on embedded value, on an EEV basis, increased to 11.4 per cent, partly reflecting a lower value of in-force business resulting from recent falls in investment markets.  During 2008, £0.2 billion of capital was paid to the Group via the regular annual dividend payment, giving a total capital repatriation of over £3.8 billion since the beginning of 2005.

INSURANCE AND  INVESTMENTS  (continued)

Results on a European Embedded Value (EEV) basis

In addition to reporting under IFRS, the Group, as in previous reporting periods, provides supplementary financial reporting for Scottish Widows on an EEV basis.

Continuing businesses*	2008 Life, pensions and OEICs	2007 Life, pensions and OEICs	Change
	£m	£m	%

New business profit	295	326	(10)
Existing business
- Expected return	321	296
- Experience variances	52	41
- Assumption changes	4	(32)
	377	305	24
Expected return on shareholders' net assets	146	166	(12)
Profit before tax, adjusted for capital repatriation*	818	797	3
Impact of capital repatriation to Group	-	21
Profit before tax*	818	818	-
New business margin (PVNBP)	2.9%	3.1%
Embedded value (period end) - continuing businesses	£4,932m	£5,365m
Post-tax return on embedded value*	11.4%	10.7%

* Excluding volatility and other items (page 62, note 23).

Adjusting for the impact of capital repatriation to Group, EEV profit before tax from the Group's life, pensions and OEICs business increased by 3 per cent to £818 million in challenging market conditions.

New business profit fell by £31 million, or 10 per cent, to £295 million and the overall new business margin reduced to 2.9 per cent, from 3.1 per cent last year, primarily reflecting higher commission payable on OEIC products.  In difficult trading conditions, life and pensions new business profit remained satisfactory with a continued focus on improving product profitability resulting in the new business margin increasing to 3.6 per cent (page 62, note 23).

Existing business profit increased by 24 per cent to £377 million. Expected return increased to £321 million driven by an increase in expected income from our annuity portfolio. The net impact of experience variances in both years is broadly comparable and reflects adverse lapse experience being more than offset by other favourable experience. The net impact of assumption changes in the current year is not significant and reflects a charge from more pessimistic lapse assumptions in life and pensions business which is broadly offset by favourable lapse assumptions in OEICs and other modelling changes. The expected return on shareholders' net assets decreased by £20 million as a result of a lower volume of free assets, driven by lower investment markets.

Overall the post-tax return on embedded value increased to 11.4 per cent.

Insurance and Investments  (continued)

Scottish Widows Investment Partnership

Profit before tax from Scottish Widows Investment Partnership (SWIP) increased to £42 million (2007: £41 million). The adverse impact on income of volatile equity and bond markets was more than offset by strong cost management.  With the FTSE All-Share Index falling to levels not seen since 2003, SWIP's assets under management decreased by £14.6 billion to £83.0 billion.

Movements in funds under management

The following table highlights the movement in retail and institutional funds under management.

	2008	2007
	£bn	£bn

Opening funds under management	102.7	105.7

Movement in Retail Funds
Premiums	11.2	11.7
Claims	(4.3)	(4.8)
Surrenders	(5.7)	(6.4)
Net inflow of business	1.2	0.5

Investment return, expenses and commission	(12.5)	2.4
Net movement	(11.3)	2.9

Movement in Institutional Funds
Lloyds TSB pension schemes	-	(5.7)
Other institutional funds	(0.8)	(0.6)
Investment return, expenses and commission	(2.5)	1.3
Net movement	(3.3)	(5.0)

Proceeds from sale of Abbey Life	-	1.0
Dividends and surplus capital repatriation	(0.2)	(1.9)
Closing funds under management	87.9	102.7

Managed by SWIP	83.0	97.6
Managed by third parties	4.9	5.1
Closing funds under management	87.9	102.7

Including assets under management within our UK Wealth Management and International Private Banking businesses, Groupwide funds under management decreased by 10 per cent to £109 billion.

Insurance and Investments  (continued)

General Insurance

	2008	2007 †	Change
	£m	£m	%

Home insurance
Underwriting income (net of reinsurance)	441	418	6
Commission receivable	50	50
Commission payable	(78)	(77)	(1)
	413	391	6
Creditor insurance
Underwriting income (net of reinsurance)	163	164	(1)
Commission receivable	428	510	(16)
Commission payable	(494)	(574)	14
	97	100	(3)
Other
Underwriting income (net of reinsurance)	8	9	(11)
Commission receivable	71	88	(19)
Commission payable	(33)	(41)	20
Other	32	19	68
	78	75	4
Net operating income	588	566	4
Claims paid on insurance contracts (net of reinsurance)	(193)	(302)	36
Operating income, net of claims	395	264	50
Operating expenses	(161)	(154)	(5)
Profit before tax	234	110	113

Claims ratio	30%	49%
Combined ratio	76%	93%

† Restated, see note 2.  Within the above analysis, profit share receivable has been allocated across product groups, whereas it was previously allocated to other. Comparative figures have been restated accordingly.

Profit before tax from our general insurance operations increased by £124 million, to £234 million, reflecting a £109 million reduction in claims due to the absence of the severe weather related claims experienced in 2007 and the continued benefits from ongoing investment in our claims processes.

Net operating income increased by £22 million, reflecting good increases in new and renewal home insurance premium income.  New business premium income increased by 9 per cent and continued investment in our pricing and business retention capabilities delivered 4 per cent growth in renewal earned premiums.

Claims were £109 million lower, principally reflecting the absence of severe weather related claims experienced last year, which more than offset an increase of £15 million in payment protection insurance unemployment claims. Adjusting for the severe weather related claims, the claims ratio improved from 31 per cent to 30 per cent, reflecting continued benefits from ongoing investment in our claims processes and further efficiencies from improved process management.

Insurance and Investments  (continued)

General Insurance continues to make good progress against its key strategic initiatives:

Growing share in our chosen customer segments

Growth in total home insurance sales developed good momentum during 2008, with sales through the branch network increasing by 9 per cent, supported by a positive customer reaction to our 5 Star Defaqto Rated home insurance product and strong claims service proposition.

Developing key insurance partnerships

General Insurance continues to invest in the development of its Corporate Partnership distribution arrangements. New partnerships with Resolution Life, Readers Digest, Budget and Post Office Financial Services are expected to underpin further profit delivery over future years.

Improving efficiency and service

Investment in our claims processes continues to deliver improved service and efficiency, with a reduction in property claims ratios and recognition of our customer service teams at the European Call Centre Awards.

An ongoing review of our advertising expenditure and the introduction of further improvements to the targeting of promotional activity have led to further efficiencies, and the cost per product sale improving by 13 per cent.

We have also continued to focus on making our key processes easier for our customers to use. For the second year in succession our website lloydstsbinsurance.co.uk has been ranked as the best home insurance website by worldwide benchmarking organisation, Global Reviews.  In addition, in October 2008 Defaqto recognised LloydsTSBCompare.com as the best car insurance price comparison site.

   WHOLESALE AND INTERNATIONAL BANKING

Continuing businesses	2008	2007 †	Change
	£m	£m	%
Net interest income	3,303	2,380	39
Other income	829	1,644	(50)
Total income	4,132	4,024	3
Operating expenses	(2,350)	(2,152)	(9)
Trading surplus	1,782	1,872	(5)
Impairment	(1,508)	(572)
Profit before tax	274	1,300	(79)
† Restated, see note 2.

Cost:income ratio	56.9%	53.5%
Cost:income ratio, excluding market dislocation	46.5%	51.1%
Post-tax return on average risk-weighted assets	0.16%	1.14%

Total assets	£238.8bn	£163.3bn	46
Risk-weighted assets	£115.7bn	£92.8bn	25
Customer deposits	£82.9bn	£72.3bn	15

Key highlights

•

Resilient profit performance despite the turbulence in global financial markets.   The division remained profitable even after absorbing the increased impact of its exposure to assets affected by current capital markets uncertainties and a significant rise in corporate impairments. The impact of recent market dislocation, however, has been to reduce profit before tax in 2008 by £1,270 million (2007: £280 million), to £274 million.

•

Continued strong relationship banking momentum.  Excluding the impact of market dislocation, profit before tax decreased by 2 per cent, to £1,544 million, reflecting good levels of core business momentum which was largely offset by a significant increase in corporate impairment levels reflecting the challenging economic environment and additional write-offs relating to a number of high profile financial services company collapses.

•

Strong progress in  expanding our Corporate Markets franchise,  with a 34 per cent increase in Corporate Markets income, excluding market dislocation, supported by an 85 per cent increase in cross-selling income.  This was largely offset however by the significant rise in impairments.

•

Continued investment in our people and infrastructure in our Corporate Markets business led to an increase of 9 per cent in operating expenses, or 8 per cent excluding the impact of exchange rate movements.

•

Good franchise growth in Commercial Banking,  with a further increase in our market share of higher value customers supporting a 7 per cent growth in income, which was partially offset by an £89 million increase in impairments.

•	Significant lending growth, as our Corporate Markets and Commercial Banking businesses continued to provide substantial support to our mid-corporate market and SME customers.

•

Our risk management remains strong with satisfactory asset quality, despite a rise of £936 million in impairment losses, largely as a result of the £253 million year-on-year impact of market dislocation, a number of high profile financial services company collapses and an increase in the level of impairments reflecting the economic slowdown in the UK.

Wholesale and International Banking (continued)

In  Wholesale and International Banking, the Group has continued to make progress in its strategy to develop the Group's strong corporate and small to medium business customer franchises, however the division has continued to be significantly affected by the impact of market dislocation and the increase in impairments relating to the deteriorating economic environment and a number of high profile financial services company collapses.  In Corporate Markets, further good progress has been made in developing our relationship banking franchise supported by a strong cross-selling performance and in Commercial Banking, strong growth in business volumes, further customer franchise improvements and good progress in improving operational efficiency, were offset by the significant increase in impairment levels.

Overall, the division remained profitable, however profit before tax decreased by 79 per cent to £274 million, largely reflecting the £990 million reduction in profits, compared to last year, as a result of market dislocation.  A strong revenue performance in our relationship banking businesses contributed to overall income growth, excluding the impact of market dislocation, of 20 per cent, driven by strong Corporate Markets and Commercial Banking income growth of 34 per cent and 7 per cent respectively.  This exceeded cost growth of 9 per cent, which largely reflected further investment in building the Corporate Markets business, higher depreciation charges in Asset Finance and the impact of exchange rate movements.  The cost:income ratio, excluding the impact of market dislocation, improved to 46.5 per cent, from 51.1 per cent last year.

The charge for impairment losses was £936 million higher at £1,508 million, as a result of an increase of £253 million in the impact of market dislocation, and a significant increase in the level of impairments reflecting the economic slowdown in the UK and the impact of a number of high profile financial services company collapses.  Despite this increase in the impairment charge, we believe that we remain relatively well positioned to withstand the economic slowdown as a result of our prudent credit management policy over the last few years.

Profit before tax by business unit	2008	2007 †	Change
	£m	£m	%
Corporate Markets
- Before impact of market dislocation	1,002	1,010	(1)
- Impact of market dislocation	(1,270)	(280)
	(268)	730
Commercial Banking	454	469	(3)
Asset Finance	2	39	(95)
International Banking	149	138	8
Other	(63)	(76)
Profit before tax
- Before market dislocation	1,544	1,580	(2)
- Market dislocation	(1,270)	(280)
	274	1,300	(79)

† Restated, see note 2.

Wholesale and International Banking (continued)

Corporate Markets	2008	2007 †	Change
	£m	£m	%

Net interest income	1,784	982	82
Other income	(316)	620
Total income	1,468	1,602	(8)
Operating expenses	(691)	(632)	(9)
Trading surplus	777	970	(20)
Impairment	(1,045)	(240)
Profit before tax	(268)	730

† Restated, see note 2.

In Corporate Markets, profit before tax fell by £998 million, compared to last year, reflecting a combination of the impact of market dislocation and a substantial increase in impairment charge.  Excluding the impact of market dislocation, profit before tax decreased by £8 million.  On this basis, income increased by 34 per cent, supported by strong growth in corporate lending and an 85 per cent increase in cross-selling income.  This growth in cross-selling income has continued to be supported by the Group's ability to leverage its strong funding capabilities and obtain funding at market leading rates, which has enabled the Corporate Markets business to continue to grow during a difficult 2008.  Throughout this period, Corporate Markets has continued to invest in building its product capabilities and has been fulfilling substantially increased customer demand for interest rate and currency derivative products.  This has enabled the business to further deepen its customer relationships, with Corporate Banking the only UK bank lender to have a positive net promoter score (TNS survey) as well as being awarded with 'Real Finance/CBI FDs' Excellence Awards - Corporate Bank of the Year' for the fourth year running.

Operating expenses increased by 9 per cent to £691 million, reflecting significant further investment in people to support the substantial business growth in our Corporate Markets relationship business.  The substantial increase in the impairment charge reflects an increase in the level of impairments as a result of the economic slowdown in the UK, market dislocation and the impact of a number of high profile financial services company collapses during the second half of the year.

Wholesale and International Banking (continued)

Commercial Banking	2008	2007 †	Change
	£m	£m	%

Net interest income	968	908	7
Other income	463	429	8
Total income	1,431	1,337	7
Operating expenses	(789)	(769)	(3)
Trading surplus	642	568	13
Impairment	(188)	(99)	(90)
Profit before tax	454	469	(3)

† Restated, see note 2.

Profit before tax in Commercial Banking fell by £15 million, or 3 per cent, as strong growth in business volumes, growth in the Commercial Banking customer franchise and further improvements in operational efficiency and effectiveness, were more than offset by an £89 million increase in the impairment charge, primarily reflecting the impact of recent deterioration in the UK economy.  Income increased by 7 per cent to £1,431 million, reflecting disciplined growth in lending and deposit balances, and an increased focus on the more valuable higher turnover customer relationships which have substantially greater product needs.  During 2008, Commercial Banking has continued to extend lending support throughout its customer franchise and, as a result, the Group's lending to SME customers increased by 20 per cent  to £20.5 billion.   Over the last 12 months, the Group has increased its market share of high value customers in the £0.5 to £2 million turnover range by 2 percentage points to 18 per cent, as a result of continuing to make good progress in attracting customers 'switching' from other financial services providers.

Costs were 3 per cent higher.  Cost management remains a priority and the business is now starting to capture significant benefits from recent investments in improved IT infrastructure, allowing further improvement in relationship manager productivity.  Asset quality in the Commercial Banking portfolios has remained satisfactory with 90 per cent of the portfolio supported by security, however the impairment charge rose by £89 million partly reflecting the impact of recent deterioration in the UK economy. The impairment charge as a percentage of average lending remained below 1 per cent in 2008.

Wholesale and International Banking (continued)

	2008	2007 †	Change
Asset Finance	£m	£m	%

Net interest income	305	283	8
Other income	463	423	9
Total income	768	706	9
Operating expenses	(496)	(439)	(13)
Trading surplus	272	267	2
Impairment	(270)	(228)	(18)
Profit before tax	2	39	(95)

† Restated, see note 2.

Profit before tax in Asset Finance decreased by 95 per cent to £2 million reflecting the significant combined impacts of higher impairments and lower residual values in response to the deteriorating economic conditions. Income increased by £62 million, or 9 per cent, as a result of continued margin improvement across the Black Horse consumer businesses and growth in Autolease, our contract hire fleet business.  Costs increased by £57 million, or 13 per cent, largely reflecting the impact of higher operating lease depreciation on the enlarged Contract Hire Fleet and exceptional residual value losses, but were otherwise flat year-on-year reflecting tight cost management and discipline. The impairment charge increased by £42 million to £270 million reflecting the impact of the economic slowdown in the UK.

International Banking	2008	2007 †	Change
	£m	£m	%

Net interest income	245	201	22
Other income	201	179	12
Total income	446	380	17
Operating expenses	(291)	(244)	(19)
Trading surplus	155	136	14
Impairment	(6)	2
Profit before tax	149	138	8

† Restated, see note 2.

Profit before tax in International Banking grew by 8 per cent to £149 million reflecting strong income growth from meeting the needs of our customers, as the Group has increased its focus on growing its customer franchise in the increasingly global mobile affluent and high net worth wealth management market. Total income grew to £446 million, up 17 per cent (10 per cent excluding the impact of exchange rate movements), reflecting strong customer franchise growth, improved lending volumes at increased margins and strong growth in customer deposits. Costs increased by 19 per cent (9 per cent excluding the impact of exchange rate movements) reflecting increased investment in our target Private Banking and Expatriate Banking markets, and the trading surplus increased by 14 per cent.

   CONSOLIDATED INCOME STATEMENT - STATUTORY

	2008	2007
	£m	£m

Interest and similar income	17,569	16,874
Interest and similar expense	(9,851)	(10,775)
Net interest income	7,718	6,099
Fee and commission income	3,231	3,224
Fee and commission expense	(694)	(600)
Net fee and commission income	2,537	2,624
Net trading income	(9,186)	3,123
Insurance premium income	5,412	5,430
Other operating income	532	952
Other income	(705)	12,129
Total income	7,013	18,228
Insurance claims	2,859	(7,522)
Total income, net of insurance claims	9,872	10,706
Operating expenses	(6,053)	(5,567)
Trading surplus	3,819	5,139
Impairment	(3,012)	(1,796)
Profit on sale of businesses	-	657
Profit before tax	807	4,000
Taxation	38	(679)
Profit for the year	845	3,321

Profit attributable to minority interests	26	32
Profit attributable to equity shareholders	819	3,289
Profit for the year	845	3,321

Basic earnings per share	14.3p	58.3p
Diluted earnings per share	14.2p	57.9p

Dividend per share for the year*	11.4p	35.9p
Dividend for the year*	£648m	£2,026m

*The dividend for the year represents the interim dividend for 2008 paid on 1 October 2008 (the dividend shown for 2007 represents the interim and final dividends for 2007 which were paid and accounted for on 3 October 2007 and 7 May 2008 respectively).

   CONSOLIDATED BALANCE SHEET - STATUTORY

31 December 2008		31 December 2007
	£m	£m

Assets
Cash and balances at central banks	5,008	4,330
Items in course of collection from banks	946	1,242
Trading and other financial assets at fair value through profit or loss	45,064	57,911
Derivative financial instruments	28,884	8,659
Loans and advances to banks	40,758	34,845
Loans and advances to customers	242,735	209,814
Available-for-sale financial assets	55,707	20,196
Investment property	2,631	3,722
Goodwill	2,256	2,358
Value of in-force business	1,893	2,218
Other intangible assets	197	149
Tangible fixed assets	2,965	2,839
Current tax recoverable	300	-
Deferred tax assets	833	-
Other assets	5,856	5,063
Total assets	436,033	353,346

Equity and liabilities
Deposits from banks	66,514	39,091
Customer accounts	170,938	156,555
Items in course of transmission to banks	508	668
Trading and other financial liabilities at fair value through profit or loss	6,754	3,206
Derivative financial instruments	26,892	7,582
Debt securities in issue	75,710	51,572
Liabilities arising from insurance contracts and
participating investment contracts	33,792	38,063
Liabilities arising from non-participating investment contracts	14,243	18,197
Unallocated surplus within insurance businesses	270	554
Other liabilities	11,456	9,690
Retirement benefit obligations	1,771	2,144
Current tax liabilities	-	484
Deferred tax liabilities	-	948
Other provisions	230	209
Subordinated liabilities	17,256	11,958
Total liabilities	426,334	340,921

Equity
Share capital	1,513	1,432
Share premium account	2,096	1,298
Other reserves	(2,476)	(60)
Retained profits	8,260	9,471
Shareholders' equity	9,393	12,141
Minority interests	306	284
Total equity	9,699	12,425
Total equity and liabilities	436,033	353,346

   CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Attributable to equity shareholders
Share capital and premium		Other reserves	Retained profits	Minority interests	Total
	£m	£m	£m	£m	£m

Balance at 1 January 2007	2,695	336	8,124	352	11,507
Movements in available-for-sale financial assets, net of tax:
- change in fair value	-	(436)	-	-	(436)
- transferred to income statement in respect of disposals	-	(5)	-	-	(5)
- transferred to income statement in respect of impairment	-	49	-	-	49
- disposal of businesses	-	(6)	-	-	(6)
Movement in cash flow hedges, net of tax	-	(15)	-	-	(15)
Currency translation differences	-	17	-	(1)	16
Net income recognised directly in equity	-	(396)	-	(1)	(397)
Profit for the year	-	-	3,289	32	3,321
Total recognised income for the year	-	(396)	3,289	31	2,924
Dividends	-	-	(1,957)	(19)	(1,976)
Purchase/sale of treasury shares	-	-	(1)	-	(1)
Employee share option schemes:
- value of employee services	-	-	16	-	16
- proceeds from shares issued	35	-	-	-	35
Repayment of capital to minority shareholders	-	-	-	(80)	(80)
Balance at 31 December 2007	2,730	(60)	9,471	284	12,425
Movements in available-for-sale financial assets, net of tax:
- change in fair value	-	(2,059)	-	28	(2,031)
- transferred to income statement in respect of disposals	-	(19)	-	-	(19)
- transferred to income statement in respect of impairment	-	102	-	-	102
- transferred to income statement in respect of fair value hedge	-	(66)	-	-	(66)
Movement in cash flow hedges, net of tax	-	(12)	-	-	(12)
Currency translation differences	-	(362)	-	-	(362)
Net income recognised directly in equity	-	(2,416)	-	28	(2,388)
Profit for the year	-	-	819	26	845
Total recognised income for the year	-	(2,416)	819	54	(1,543)
Dividends	-	-	(2,042)	(29)	(2,071)
Private placement of ordinary shares	760	-	-	-	760
Purchase/sale of treasury shares	-	-	16	-	16
Employee share option schemes:
- value of employee services	-	-	(4)	-	(4)
- proceeds from shares issued	119	-	-	-	119
Repayment of capital to minority shareholders	-	-	-	(3)	(3)
Balance at 31 December 2008	3,609	(2,476)	8,260	306	9,699

   CONSOLIDATED CASH FLOW STATEMENT - STATUTORY

	2008	2007
	£m	£m

Profit before tax	807	4,000
Adjustments for:
Change in operating assets	(43,025)	(16,982)
Change in operating liabilities	80,933	21,541
Non-cash and other items	(4,064)	2,784
Tax paid	(810)	(859)
Net cash provided by operating activities	33,841	10,484

Cash flows from investing activities
Purchase of available-for-sale financial assets	(144,680)	(21,667)
Proceeds from sale and maturity of available-for-sale financial assets	110,470	19,468
Purchase of fixed assets	(1,436)	(1,334)
Proceeds from sale of fixed assets	579	982
Acquisition of businesses, net of cash acquired	(19)	(8)
Disposal of businesses, net of cash disposed	-	1,476
Net cash used in investing activities	(35,086)	(1,083)

Cash flows from financing activities
Dividends paid to equity shareholders	(2,042)	(1,957)
Dividends paid to minority interests	(29)	(19)
Interest paid on subordinated liabilities	(771)	(709)
Proceeds from issue of subordinated liabilities	3,021	-
Proceeds from issue of ordinary shares	879	35
Repayment of subordinated liabilities	(381)	(300)
Repayment of capital to minority shareholders	(3)	(80)
Net cash provided by (used in) financing activities	674	(3,030)
Effects of exchange rate changes on cash and cash equivalents	1,440	82
Change in cash and cash equivalents	869	6,453
Cash and cash equivalents at beginning of year	31,891	25,438
Cash and cash equivalents at end of year	32,760	31,891

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

   NOTES

		Page
1	Accounting policies, presentation and estimates	38
2	Segmental analysis	39
3	Balance sheet information	41
4	Credit market positions in Corporate Markets	42
5	Profit on sale of businesses	46
6	Legal and regulatory matters	46
7	Taxation	49
8	Volatility	50
9	Mortgage lending	51
10	Group net interest income	52
11	Other income	53
12	Operating expenses	54
13	Number of employees (full-time equivalent)	55
14	Impairment losses by division	55
15	Loans and advances to customers	56
16	Retirement benefit obligations	57
17	Capital ratios (Basel II)	58
18	Total assets by division	59
19	Discontinued businesses	59
20	Economic profit	60
21	Earnings per share	60
22	Scottish Widows - realistic balance sheet information	61
23	European Embedded Value reporting - results for the year ended 31 December 2008	62
24	Scottish Widows - weighted sales (Annual Premium Equivalent)	67
25	Dividend	67
26	Capitalisation issue	67
27	Other information	67

1.    Accounting policies, presentation and estimates

The 2008 results have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). The accounting policies adopted in the preparation of these results are unchanged from those disclosed in the Group's consolidated financial statements as at and for the year ended 31 December 2007 ('2007 Annual Report and Accounts') copies of which can be found on the Group's website at   www.lloydsbankinggroup.com/investors/financial_performance/company_results_lbg.asp  or are available upon request from the Company Secretary's Department, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

The following pronouncements relevant to the Group are applicable for the year ended 31 December 2008:

Pronouncement	Nature of change	Effective date

IFRIC 11 IFRS 2 – Group and Treasury Share Transactions	Clarifies the application of IFRS 2 Share-based Payment to certain share-based payment arrangements involving own equity instruments and arrangements involving equity instruments of a parent entity.	Annual periods beginning on or after 1 March 2007.

IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirement and their Interaction

Provides guidance on assessing the amount of a pension surplus that can be recognised as an asset and explains how a minimum funding requirement might either affect the availability of reductions in future contributions or give rise to a liability.

Annual periods beginning on or after 1 January 2008 (1 January 2010 in the EU, but can be early adopted).

Amendments to IAS 39 Financial Instruments: Recognition and Measurement and IFRS 7 Financial Instruments: Disclosures – Reclassification of Financial Assets

The amendment to IAS 39 permits reclassification of certain non-derivative financial assets (other than those designated at fair value through profit or loss at initial recognition) in certain circumstances. The amendment to IFRS 7 requires additional disclosures about any reclassifications made including the effects on the financial statements as if reclassified financial assets had not been reclassified.

For eligible reclassifications made before 1 November 2008, these amendments became effective from 1 July 2008; otherwise they take effect from the date of reclassification.

The application of IFRIC 11 and IFRIC 14 has not had any impact on amounts recognised in the Group's consolidated financial statements for the year ended 31 December 2008.

The valuation of the Group's annuity business has been affected by the recent upheaval in the capital markets which has caused a significant widening in corporate bond spreads. As a result, in 2008 the value of in-force business for the annuity business has been calculated after taking into account an estimate of the market premium for illiquidity. Further information is provided on page 50.

2.    Segmental analysis

Lloyds Banking Group is a leading UK-based financial services group, providing a wide range of banking and financial services in the UK and in certain locations overseas. The Group's activities in 2008 were organised into three segments: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Central group items includes the funding cost of certain acquisitions less earnings on capital, central costs and accruals for payment to the Lloyds TSB Foundations.

Services provided by UK Retail Banking encompass the provision of banking and other financial services to personal customers, private banking and mortgages. Insurance and Investments offers life assurance, pensions and savings products, general insurance and asset management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages the Group's activities in financial markets and provides banking and financial services overseas.

As part of Lloyds TSB Group's transition to Basel II on 1 January 2008, the Group has updated its capital and liquidity pricing methodology. The main difference in this approach is to allocate a greater share of certain funding costs, previously allocated to the Central group items segment, to individual divisions. To enable meaningful period-on-period comparisons, the segmental analysis for 2007 has been restated to reflect these changes.

2008	UK Retail Banking	General insurance	Life, pensions and asset management	Insurance and Investments	Wholesale and International Banking	Central group items*	Total
	£m	£m	£m	£m	£m	£m	£m

Interest and similar income*	9,437	25	1,048	1,073	10,561	(3,502)	17,569
Interest and similar expense*	(5,327)	(19)	(456)	(475)	(7,258)	3,209	(9,851)
Net interest income	4,110	6	592	598	3,303	(293)	7,718
Other income (net of fee and commission expense)	1,766	579	(3,680)	(3,101)	829	(199)	(705)
Total income	5,876	585	(3,088)	(2,503)	4,132	(492)	7,013
Insurance claims	-	(193)	3,052	2,859	-	-	2,859
Total income, net of insurance claims	5,876	392	(36)	356	4,132	(492)	9,872
Operating expenses	(2,730)	(161)	(502)	(663)	(2,630)	(30)	(6,053)
Trading surplus (deficit)	3,146	231	(538)	(307)	1,502	(522)	3,819
Impairment	(1,472)	-	(2)	(2)	(1,508)	(30)	(3,012)
Profit (loss) before tax	1,674	231	(540)	(309)	(6)	(552)	807

External revenue	9,804	1,176	(2,130)	(954)	7,679	1,029	17,558
Inter-segment revenue*	1,002	65	120	185	2,395	(3,582)	-
Segment revenue	10,806	1,241	(2,010)	(769)	10,074	(2,553)	17,558

*Central group items on this and the following page includes inter-segment consolidation adjustments within interest and similar income and within interest and similar expense as follows: interest and similar income £(5,244) million (2007: £(3,301) million) interest and similar expense £5,244 million (2007: £3,301 million). There is no impact on net interest income. Similarly, Central group items includes inter-segment revenue adjustments of £(6,340) million (2007: £(4,266) million).

2.    Segmental analysis  (continued)

2007	UK Retail Banking	General Insurance	Life, pensions and asset management	Insurance and Investments	Wholesale and International Banking	Central group items*	Total
	£m	£m	£m	£m	£m	£m	£m
Interest and similar income*	7,964	23	1,040	1,063	9,762	(1,915)	16,874
Interest and similar expense*	(4,269)	(18)	(682)	(700)	(7,353)	1,547	(10,775)
Net interest income	3,695	5	358	363	2,409	(368)	6,099
Other income (net of fee and commission expense)	1,797	554	7,643	8,197	1,773	362	12,129
Total income	5,492	559	8,001	8,560	4,182	(6)	18,228
Insurance claims	-	(302)	(7,220)	(7,522)	-	-	(7,522)
Total income, net of insurance claims	5,492	257	781	1,038	4,182	(6)	10,706
Operating expenses	(2,624)	(154)	(501)	(655)	(2,282)	(6)	(5,567)
Trading surplus	2,868	103	280	383	1,900	(12)	5,139
Impairment	(1,224)	-	-	-	(572)	-	(1,796)
Profit on sale of businesses	-	-	272	272	385	-	657
Profit before tax	1,644	103	552	655	1,713	(12)	4,000

External revenue	9,132	1,235	8,854	10,089	10,082	300	29,603
Inter-segment revenue*	958	49	181	230	1,487	(2,675)	-
Segment revenue	10,090	1,284	9,035	10,319	11,569	(2,375)	29,603

3.    Balance sheet information

		31 December 2008	31 December 2007
		£m	£m

	Deposits - customer accounts
	Sterling:
	Non-interest bearing current accounts	3,250	3,155
	Interest bearing current accounts	43,787	42,858
	Savings and investment accounts	73,782	70,003
	Other customer deposits	25,154	24,671
	Total sterling	145,973	140,687
	Currency	24,965	15,868
	Total deposits - customer accounts	170,938	156,555

	Loans and advances to customers
	Agriculture, forestry and fishing	3,969	3,226
	Energy and water supply	2,598	2,102
	Manufacturing	12,057	8,385
	Construction	3,016	2,871
	Transport, distribution and hotels	14,664	11,573
	Postal and communications	1,060	946
	Property companies	23,318	17,576
	Financial, business and other services	35,746	29,707
Personal	:mortgages	114,643	102,739
	: other	25,318	22,988
	Lease financing	4,620	4,686
	Hire purchase	5,295	5,423
		246,304	212,222
	Allowance for impairment losses on loans and advances	(3,569)	(2,408)
	Total loans and advances to customers	242,735	209,814

Total loans and advances to customers in our international businesses totalled £10,909 million (31  December 2007: £6,291 million).

  4.    Credit market positions in Corporate Markets

The Group's high quality business model means that it has relatively limited exposure to assets affected by current capital markets uncertainties. The following table shows credit market positions in Corporate Markets, on both a gross and net basis.

Credit market positions	31 December 2008		2008	31 December 2007
	Net exposure	Gross Exposure	P & L impact	Net exposure	Gross exposure
	£m	£m	£m	£m	£m

Available-for-sale assets
- ABS CDO	60	60	92	130	130

Loans and advances
- ABS*	318	318	103	-	-
- ABS CDO**	128	128	-	-	-
- secondary loan trading*	310	310	15	-	-
- SIV capital notes	-	-	84	78	78
- SIV liquidity backup facilities	22	22	11	370	370
- investment grade bank bonds*	2,566	2,566	9	-	-

Financial instruments held at fair value through profit or loss
- ABS
- trading book*	-	-	97	474	474
- monoline hedged**	-	-	275	-	470
- major global bank cash collateralised	-	1,867	-	-	1,861
- secondary loan trading*	-	-	40	665	863
- other***	1,279	1,533	544	3,895	3,895
Market dislocation			1,270

*items reclassified from trading to loans and advances on 1 July 2008 in accordance with amendment to IAS 39.
**restructured ABS CDO removing monoline wrap and recorded within loans & advances
***£2,265 million exposure was reclassified to loans and advances on 1 July 2008 in accordance with amendment to IAS 39.

31 December		31 December	Reserves Adjustment
	2008	2007	2008
Available-for-sale assets	£m	£m	£m

Cancara	6,273	8,268	(1,013)
- US sub-prime - nil
- CMBS - £1,068 million (100% AAA/90%Aaa)

Student Loan ABS	2,917	2,643	(757)
- US Government guaranteed

Treasury assets
- Government bonds and short-dated bank commercial paper	11,747	3,075	(49)
- Treasury bills and other bills	29,142	1,588	5

Other assets
- Predominantly major bank senior paper and high quality ABS	5,285	4,088	(219)
Total - Corporate Markets	55,364	19,662	(2,033)
Other businesses	343	534	10
Total - Group	55,707	20,196	(2,023)

4.    Credit market positions in Corporate Markets  (continued)

Valuation of financial instruments

The fair values of financial instruments are determined by reference to unadjusted quoted prices in active markets where these are available.  Where market prices are not available or are unreliable because of poor liquidity, fair values are determined using valuation techniques which, to the extent possible, use market observable inputs. Valuation techniques used include discounted cash flow analysis and pricing models and, where appropriate, comparison to similar instruments.

The fair values of certain financial instruments such as asset backed securities are determined predominantly from lead manager quotes and, where they are not available, by alternative techniques including reference to credit spreads on similar assets with the same obligor, market standard consensus pricing services, broker quotes and other research data. For interest rate and foreign exchange option products and more complex option products, some or all of the inputs into the Group's valuation models may not be observable in the market and are derived from market prices or rates or are estimated based on assumptions. The process of calculating the fair value of these instruments may necessitate the estimation of certain pricing parameters, assumptions or model characteristics. Management judgement and estimation are usually required when determining such matters as the expected cash flows on the financial instruments being valued, the probability of counterparty default, prepayment assumptions, and selection of appropriate discount rates.

At 31 December 2008, the fair values of £956 million (31 December 2007: £1,570 million) of Corporate Markets' trading and other financial assets classified as fair value through profit or loss were valued using unobservable inputs. These assets largely represent the Group's venture capital investments in Corporate Markets and the values are determined using valuation techniques which follow British Venture Capital Association (BVCA) guidelines.  In respect of these assets a credit of £111 million (2007: £51 million) was recognised in the income statement relating to the change in their fair values.

At 31 December 2008 the fair values of £578 million of Corporate Markets derivative financial instruments were valued using unobservable inputs.  In respect of these instruments a charge of £512 million (2007: £14 million) was recognised in the income statement relating to the change in their fair values.

Reclassification of financial assets

In accordance with the amendment to IAS 39, the Group reviewed the categorisation of its assets classified as held for trading and available-for-sale financial assets. On the basis that there was no longer an active market for some of those assets, which are therefore more appropriately managed as loans, the Group reclassified £2,993 million of assets classified as held for trading (measured at fair value through profit or loss immediately prior to reclassification) to loans and advances with effect from 1 July 2008 and £437 million of assets classified as available-for-sale financial assets (measured at fair value through equity) to loans and advances with effect from 1 November 2008. If the reclassifications had not been made, the Group's income statement for 2008 would have included unrealised fair value losses on the reclassified trading assets of £347 million and an additional impairment charge of £209 million.

After reclassification the assets reclassified from trading assets were impaired by £158 million, the charge taken in market dislocation, and an impairment charge of £23 million was made to the assets reclassified from available-for-sale.

4.    Credit market positions in Corporate Markets  (continued)

Asset Backed Security CDOs (ABS CDOs) and monoline Credit Default Swap (CDS) exposure

Corporate Markets has no direct exposure to US sub-prime ABS and limited indirect exposure through ABS CDOs.  During 2008, the market value of our holdings in ABS CDOs reduced and, as a result, Corporate Markets has taken an income statement charge of £92 million.  Corporate Markets has no exposure to mezzanine ABS CDOs. In addition, Corporate Markets have £1,867 million (31 December 2007: £1,861 million) of ABS CDOs which remain fully cash collateralised by major global financial institutions.

At 31 December 2008, Corporate Markets had fair value exposure to one monoline financial guarantor in the form of credit default swap (CDS) protection bought against a £256 million CLO.  The exposure on this CDS was £10 million, following a £28 million adverse credit valuation adjustment.  A restructuring of the Group's other monoline hedged ABS CDO has eliminated any reliance on the financial guarantor and has resulted in a much improved risk profile (AA) on a reduced holding of £128 million included in loans and advances.  Credit valuation adjustments and restructuring costs related to the cancelled CDS in the amount of £275 million were recognised in the income statement.

Structured Investment Vehicles (SIVs)

During 2008 Corporate Markets wrote down the value of its SIV exposures by £95 million.  Corporate Markets has no residual exposure to SIV Capital Notes. Additionally, at 31 December 2008 Corporate Markets had a commercial paper back up liquidity facility totalling £22 million (31 December 2007: £370 million).

Financial instruments held at fair value through profit or loss

During 2008, Corporate Markets also saw a reduction in profit before tax of £653 million (excluding the £303 million described due to valuation and restructuring costs relating to CDS) as a result of the impact of mark-to-market adjustments in certain legacy trading portfolios, reflecting the marketwide repricing of liquidity and credit.  At 31 December 2008 the trading portfolio contained £33 million of indirect exposure to US sub-prime mortgages and ABS CDOs. This super senior exposure remains protected by note subordination.

Available-for-sale assets

At 31 December 2008, the Group's portfolio of available-for-sale assets totalled £55,707 million (31 December 2007: £20,196 million) of which £55,364 million (31 December 2007: £19,662 million) were held in Corporate Markets. This increase largely reflects the Group's decision to substantially increase, for liquidity purposes, its holdings of treasury and Government guaranteed securities over the HBOS acquisition period.

The assets comprise £6,273 million ABS in Cancara, our hybrid Asset Backed Commercial Paper conduit, £2,917 million Student Loan ABS, predominantly guaranteed by the US Government, £11,747 million Government bonds and short-dated bank commercial paper, £29,142 million treasury bills and other eligible bills and £5,285 million major bank senior paper and high quality ABS. Temporary mark-to-market adjustments are required to be taken through reserves. During 2008, a net £2,023 million reserves adjustment, which has no impact on the Group's capital ratios, has been made to reflect a reduction in the value of available-for-sale assets.

4.    Credit market positions in Corporate Markets  (continued)

Cancara

Total exposures in Cancara were £12,615 million at 31 December 2008, comprising £6,273 million ABS in available for sale and £6,342 million in loans and advances to customers. Cancara, which is fully consolidated in the Group's accounts, remains managed in a very conservative manner, and this is demonstrated by the quality and ratings stability of its underlying asset portfolio. At 31 December 2008, the ABS in Cancara were 91.8 per cent and 94.2 per cent Aaa/AAA rated by Moody's and Standard & Poor's respectively, and there was no exposure either directly or indirectly to sub-prime US mortgages within the ABS portfolio. All non AAA rated ABS have been funded by the Group. At 31 December 2008 the client receivables portfolio included no US sub-prime mortgage exposure.

Leveraged finance - underwriting commitments

At 31 December 2008, Corporate Markets' not yet syndicated leveraged loan underwriting commitments amounted to £931 million of which £438 million were originated before the market dislocation (31 December 2007: £756 million). All of the underlying assets are performing satisfactorily.

Impairment of available-for-sale financial assets

Gross impairment losses in respect of available-for-sale financial assets transferred from reserves to the income statement during 2008 totalled £130 million (2007: £70 million) of which £100 million relate to Corporate Markets (2007: £70 million).

In determining whether an impairment loss has been incurred in respect of an available-for-sale financial asset, the Group performs an objective review of the current financial circumstances and future prospects of the issuer and, in the case of equity shares, considers whether there has been a significant or prolonged decline in the fair value of that asset below its cost. This consideration requires management judgement. Among factors considered by the Group is whether the decline in fair value is a result of a change in the quality of the asset or a downward movement in the market as a whole. An assessment is performed of the future cash flows expected to be realised from the asset, taking into account, where appropriate, the quality of underlying security and credit protection available.

For impaired debt instruments which are classified as available-for-sale financial assets, additional impairment losses are recognised when it is determined there has been a further negative impact on expected future cash flows. A reduction in fair value caused by general widening of credit spreads would not, of itself, result in additional impairment.

  5.    Profit on sale of businesses

During 2007, the Group disposed of Lloyds TSB Registrars, its share registration business; Abbey Life, the UK life operation which was closed to new business in 2000; and Dutton-Forshaw, its medium-size car dealership. In addition, provision was made for payments under an indemnity given in relation to a business sold in an earlier year. A breakdown is provided below:

	2008	2007
	£m	£m

Lloyds TSB Registrars	-	407
Abbey Life	-	272
Other	-	(22)
	-	657

6.    Legal and regulatory matters

In the UK and elsewhere, there is continuing political and regulatory scrutiny of financial services. The Competition Commission launched an investigation into the supply of Payment Protection Insurance (PPI) services (except store card PPI) to non-business customers in the UK.  Various members of the Group underwrite PPI, while other members of the Group distribute PPI, by offering it for sale with various of the credit products which they supply. On 5 June 2008, the Competition Commission issued its provisional findings, to the effect that there are market features which prevent, restrict or distort competition in the supply of PPI to non-business customers, with an adverse effect on competition and with resulting detriments to consumers. Following consultation, the Commission published its final report on 29 January 2009 setting out its remedies. The remedies include a prohibition on the sale of PPI within seven days of the distributor's sale of credit, although the customer may initiate this after 24 hours, and a prohibition on a single premium product, together with wide information and reporting requirements. The Commission expects that the measures will come into force during 2010 (information remedies in April 2010 and other measures by October 2010). The adoption of statutory orders implementing the remedies could have a significant adverse impact on the level of sales and thus the revenue generation and profitability of the payment protection insurance products which the Group offers its customers. The ultimate impact will be determined by a number of factors including the extent to which it is able to mitigate the potentially adverse effects of such statutory changes through restructuring the payment protection products it offers its customers and developing alternative products or revenue streams.  On 12 December 2008, the Group announced its commercial decision to sell only regular monthly premium PPI to its personal loan customers from January 2009.

On 1 July 2008 the Financial Ombudsman Service referred concerns regarding the handling of PPI complaints to the Financial Services Authority (FSA) as an issue of wider implication. The Group and other industry members and trade associations have made submissions to the FSA regarding this referral.  The matter was considered at the FSA Board meeting on 25 September 2008. The Group is awaiting further developments and is working with industry members and trade associations in preparing an industry response to address regulatory concerns regarding the handling of PPI complaints.

6.    Legal and regulatory matters  (continued)

On 30 September 2008 the FSA published a statement arising from its ongoing thematic review of PPI sales.  In the statement, which was directed at the industry generally, the FSA highlighted certain concerns and indicated that it was escalating its regulatory intervention and considering appropriate action to deal with ongoing non-compliant sales practices and to remedy non-compliant past sales.  The FSA plans to publish an update on the third phase of the thematic work in the first quarter of 2009.

The UK Office of Fair Trading OFT is carrying out an investigation into certain current account charges which are also subject to a legal test case (see below).  In addition, on 16 July 2008 the OFT published a market study report on personal current accounts.  This was followed by a period of consultation until 31 October 2008, and the OFT is expected to release a summary of the responses received, and is aiming to publish a further report in 2009 which will contain recommendations for the banking industry.

The OFT is continuing its investigation into interchange fees set by card networks and paid to card issuers. This investigation is in parallel with the European Commission's own investigation into Visa cross-border interchange fees, the European Commission having issued its decision ordering MasterCard to set its cross-border interchange rate to zero by June 2008. This decision is now being appealed to the European Court of First Instance. Lloyds TSB Bank plc along with a number of other UK and European banks will intervene in the appeal supporting the MasterCard position.

At the same time the FSA, The Bank of England and Her Majesty's Treasury (HMT) are considering UK financial stability and depositor protection proposals.  The Banking Act (Act) 2009 came into force on 22 February 2009. The Act introduces a statutory objective of promoting financial stability for the Bank of England, working with HMT and the FSA. The Act also introduces a special resolution regime (SRR) in advance of a potential bank insolvency, which consists of three stabilisation tools; (i) private sector transfer; (ii) transfer to a "bridge bank" established by The Bank of England; and (iii) temporary public ownership (nationalisation).  The FSA is also concluding its Retail Distribution Review.

It is not presently possible to assess the cost or income impact of the above inquiries or any connected matters on the Group until the outcome is known.

In May 2008 the UK implemented the EU Unfair Commercial Practices Directive through the Consumer Protection from Unfair Trading Regulations. In addition, a number of EU directives, including the Payment Services Directive and Consumer Credit Directive are currently being implemented in the UK. The EU is also considering regulatory proposals for, inter alia, Mortgage Credit, Deposit Guarantee Schemes, expanding the Single European Payments Area, conducting a Retail Financial Services Review, including Financial Inclusion issues and reviewing capital adequacy requirements for insurance companies (Solvency II).

6.    Legal and regulatory matters  (continued)

On 27 July 2007, following agreement between the OFT and a number of UK financial institutions, the OFT issued High Court legal proceedings against eight institutions, including Lloyds TSB Bank plc, to determine the legal status and enforceability of certain of the charges applied to their personal customers in relation to requests for unplanned overdrafts. On 24 April 2008 the High Court determined, in relation to the current terms and conditions of those financial institutions (including Lloyds TSB Bank plc), that the relevant charges are not capable of amounting to penalties but that they are assessable for fairness under the Unfair Terms in Consumer Contracts Regulations 1999. On 23 May 2008 Lloyds TSB Bank plc, along with the other relevant financial institutions, was given permission to appeal the finding that the relevant charges are assessable for fairness. The appeal hearing commenced on 28 October 2008 and concluded on 5 November 2008.  On 26 February 2009, the Court of Appeal dismissed the banks' appeal and held that the charges are assessable for fairness. The banks will now be applying to the House of Lords for permission to appeal this judgment.

A further hearing was held on 7 - 9 July 2008 to consider whether those financial institutions' historical terms and conditions are capable of being penalties but are assessable for fairness, and to consider whether their historical terms are assessable for fairness.  On 21 January  2009, the Court confirmed that the relevant charges under Lloyds TSB Bank plc's historical terms and conditions are not capable of being penalties but are assessable for fairness, to the extent that the bank's contracts with customers included the applicable charging terms.  The issue of whether the charges are actually fair will be determined at subsequent hearings.  Subject to the outcome of any appeal in relation to whether the charges are assessable for fairness, it is expected that there will be substantive hearings to establish whether the charges are fair.  If various appeals are pursued, the proceedings may take a number of years to conclude.

Cases before the Financial Ombudsman Service and the County Courts are currently stayed, pending the outcome of the legal proceedings initiated by the OFT. The Group intends to continue to defend its position strongly. Accordingly, no provision in relation to the outcome of this litigation has been made. Depending on the Court's determinations, a range of outcomes is possible, some of which could have a significant financial impact on the Group. The ultimate impact of the litigation on the Group can only be known at its conclusion.

As previously disclosed the Group has provided information relating to its review of historic US dollar payments involving countries, persons or entities subject to US economic sanctions administered by the Office of Foreign Assets Control (OFAC) to a number of authorities including OFAC, the US Department of Justice and the New York County District Attorney's Office which, along with other authorities, have been reported to be conducting a broader review of sanctions compliance by non-US financial institutions. At 31 December 2008, discussions with those authorities had advanced towards resolution of their investigations and the Group held an accrual of £180 million in respect of this matter.  On 9 January 2009, the Group announced that it had reached a settlement with both the US Department of Justice and the New York County District Attorney's Office in relation to their investigations. The provision made by the Group in respect of this matter during 2008 was hedged into US dollars at the time and fully covers the settlement amount. The Group is continuing discussions with OFAC regarding the terms of the resolution of its investigation.  OFAC has confirmed to the Group that the amount paid to the US Department of Justice and the New York County District Attorney's Office will be credited towards satisfying any penalty it imposes.  The Group does not currently believe that any additional liability requiring provision will arise following the conclusion of the discussions with OFAC. The Group does not anticipate any further enforcement actions as to these issues.

 6.    Legal and regulatory matters (continued)

In addition, during the ordinary course of business the Group is subject to threatened or actual legal proceedings. All such material cases are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed to properly assess the merits of the case. No provisions are held against such cases, however the Group does not currently expect the final outcome of these cases to have a material adverse effect on its financial position.

7.    Taxation

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge is given below:

	2008	2007
	£m	£m

Profit before tax	807	4,000

Tax charge thereon at UK corporation tax rate of 28.5% (2007: 30%)	(230)	(1,200)
Factors affecting charge:
Goodwill impairment	(28)	-
Disallowed and non-taxable items	12	(2)
Overseas tax rate differences	(39)	4
Gains exempted or covered by capital losses	25	274
Policyholder interests	337	173
Corporation tax rate change	-	110
Other items	(39)	(38)
Tax credit (charge)	38	(679)

8.    Volatility

Insurance volatility

The Group's insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value. The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement. As these investments are substantial and movements in their value can have a significant impact on the profitability of the Insurance and Investments division, management believes that it is appropriate to disclose the division's results on the basis of an expected return in addition to the actual return. The difference between the actual return on these investments and the expected return based upon economic assumptions made at the beginning of the year is included within insurance volatility.

Changes in market variables also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows With Profits Fund, the value of the in-force business and the value of shareholders' funds. Fluctuations in these values caused by changes in market variables, including corporate bond spreads, are also included within insurance volatility.

The valuation of the Group's annuity business has been affected by the recent upheaval in the capital markets which has caused a significant widening in corporate bond spreads.  Based on available market analysis, an element of this widening in corporate bond spreads has been assessed as arising from an increase in the illiquidity premium.  Annuity contracts cannot be surrendered and have reasonably certain cashflows best matched by assets of equivalent maturity with similar liquidity characteristics.  As a result, in 2008 the value of in-force business for the annuity business has been calculated after taking into account an estimate of 154 basis points for the market premium for illiquidity, which has been derived using a portfolio of investment grade bonds with similar cash flow characteristics as the annuity liabilities.  The effect of this has been to increase the value of in-force business by £842 million as at 31 December 2008 with a similar increase in profit before tax.  This amount is reported within volatility, and does not therefore impact profit before tax on a continuing businesses basis.

The expected investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

	2009	2008	2007
	%	%	%

Gilt yields (gross)	3.74	4.55	4.62
Equity returns (gross)	6.74	7.55	7.62
Dividend yield	3.00	3.00	3.00
Property return (gross)	6.74	7.55	7.62
Corporate bonds in unit linked and with-profit funds (gross)	4.34	5.15	5.22
Fixed interest investments backing annuity liabilities (gross)	5.87	5.56	5.09

During 2008, profit before tax included negative insurance volatility of £746 million, being a credit of £9 million to net interest income and a charge of £755 million to other income (2007: negative volatility of £277 million, being a credit of £7 million to net interest income and a charge of £284 million to other income).

8.    Volatility  (continued)

This charge mainly reflects the significant falls in global equities markets during the year, which resulted in total returns some 33 percentage points lower than expected. These lower than expected returns reduced the value of in-force business held on the balance sheet. The impact of the widening corporate bond credit spreads more than offset the inclusion of an allowance for the illiquidity premium referred to above, and resulted in a net reduction in the value of the annuity portfolio. Lower equities and bond prices also affected the valuation of the Group's investments held within the funds attributable to the shareholder; there was no exposure to assets held at fair value through profit or loss valued using unobservable market inputs.

Policyholder interests volatility

The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life and pensions business. In order to provide a clearer representation of the performance of the business and consistent with the way in which it is managed, equalisation adjustments are made to remove this volatility from underlying profits. The effect of these adjustments is separately disclosed as policyholder interests volatility; there is no impact upon profit attributable to equity shareholders.

The most significant of these additional sources of volatility is policyholder tax. Accounting standards require that tax on policyholder investment returns should be included in the Group's tax charge rather than being offset against the related income. The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge. Other sources of volatility include the minorities' share of the profits earned by investment vehicles which are not wholly owned by the long-term assurance funds.

During 2008, profit before tax included negative policyholder interests volatility of £471 million, being a charge to other income (2007: negative volatility of £222 million, being a charge to other income). In 2008, substantial policyholder tax losses have been generated as a result of a fall in property, bond and equity values. These losses reduce future policyholder tax liabilities and have led to a policyholder tax credit during the year.

9.    Mortgage lending

	2008	2007

Gross new mortgage lending	£27.8bn	£29.4bn
Market share of gross new mortgage lending	10.8%	8.1%
Redemptions	£16.9bn	£22.7bn
Market share of redemptions	7.8%	8.9%
Net new mortgage lending	£10.9bn	£6.7bn
Market share of net new mortgage lending	27.5%	6.2%
Mortgages outstanding (year end)*	£112.9bn	£102.0bn
Market share of mortgages outstanding	9.1%	8.5%

* Excluding the effect of IFRS related adjustments in order to conform with industry statistics.

In Cheltenham & Gloucester, the average indexed loan-to-value ratio on the mortgage portfolio was 56 per cent (31 December 2007: 43 per cent), and the average loan-to-value ratio for new mortgages and further advances written during 2008 was 63 per cent (2007: 63 per cent). At 31 December 2008, 15 per cent of balances had an indexed loan-to-value ratio in excess of 100 per cent.

10.    Group net interest income

	2008	2007
	£m	£m

Banking margin
Net interest income	5,781	5,148
Average interest-earning assets, excluding reverse repos	207,796	184,944
Net interest margin	2.78%	2.78%

Statutory basis
Net interest income	7,718	6,099
Average interest-earning assets, excluding reverse repos	282,400	248,233
Net interest margin	2.73%	2.46%

The Group's net interest income includes certain amounts attributable to policyholders, in addition to the interest earnings on shareholders' funds held in the Group's insurance businesses. In addition, the Group's net interest margin is significantly affected by the accounting treatment of a number of Products and Markets and other products, where either the funding costs or the related revenues are recognised within other income. In order to enhance comparability in the Group's banking net interest margin these items have been excluded in determining both net interest income and average interest-earning assets.

A reconciliation of banking net interest income to Group net interest income follows:

	2008	2007
	£m	£m

Banking net interest income	5,781	5,148
Products and Markets, and other products	1,277	453
Volatility and insurance grossing adjustment	660	428
Discontinued businesses	-	70
Group net interest income	7,718	6,099

11.    Other income

	2008	2007
	£m	£m
Fee and commission income:
UK current account fees	707	693
Other UK fees and commissions	1,241	1,094
Insurance broking	549	648
Card services	581	536
International fees and commissions	153	132
	3,231	3,103
Fee and commission expense	(694)	(585)
Net fee and commission income	2,537	2,518
Net trading income	(8,539)	3,084
Insurance premium income	5,412	5,198
Other operating income	1,111	977
Total other income*	521	11,777
Insurance claims	2,859	(6,917)
Total other income, net of insurance claims*	3,380	4,860
Volatility
- Insurance	(755)	(284)
- Policyholder interests	(471)	(222)
Discontinued businesses	-	253
Total other income, net of insurance claims	2,154	4,607

*Excluding volatility and discontinued businesses. For statutory reporting purposes, volatility totalling £(1,226) million in 2008 (2007: £(506) million) is included in total other income; comprising net trading income of £(647) million (2007: £(446) million) and other operating income of £(579) million (2007: £(60) million).

12.    Operating expenses

	2008	2007
	£m	£m

Administrative expenses
Staff:
Salaries	2,183	2,072
National insurance	176	162
Pensions	235	234
Other staff costs	337	354
	2,931	2,822
Premises and equipment:
Rent and rates	318	301
Hire of equipment	16	16
Repairs and maintenance	151	152
Other	165	136
	650	605
Other expenses:
Communications and external data processing	455	444
Advertising and promotion	194	190
Professional fees	229	258
Other	506	384
	1,384	1,276
Administrative expenses	4,965	4,703
Depreciation and amortisation	686	627
Total operating expenses*	5,651	5,330
Settlement of overdraft claims	-	76
Provision in respect of certain historic US dollar payments	180	-
Provision for Financial Services Compensation Scheme levy	122	-
Goodwill impairment	100	-
Discontinued businesses	-	161
Total operating expenses	6,053	5,567

Cost:income ratio - statutory basis †	61.3%	52.0%
Cost:income ratio - continuing businesses basis* †	47.0%	48.1%

* Continuing businesses, excluding volatility, the impact of market dislocation, a provision in respect of certain historic US dollar payments, goodwill impairment, profit on disposal of businesses and the settlement of overdraft claims.

†  Total operating expenses divided by total income, net of insurance claims.

13.    Number of employees (full-time equivalent)

	31 December 2008	31 December 2007

Continuing businesses
UK Retail Banking	29,756	29,942
Insurance and Investments	5,508	5,276
Wholesale and International Banking	16,140	15,750
Other, largely IT and Operations	10,400	10,359
	61,804	61,327
Agency staff (full-time equivalent)	(3,048)	(3,249)
Total number of employees (full-time equivalent)	58,756	58,078

14.    Impairment losses by division

	2008	2007
	£m	£m

Impairment losses by division
UK Retail Banking
Personal loans/overdrafts	779	679
Credit cards	526	527
Mortgages	167	18
	1,472	1,224
Insurance and Investments	2	-
Wholesale and International Banking
Excluding market dislocation and 2007 Finance Act	1,149	447
Market dislocation	253	22
2007 Finance Act	-	28
	1,402	497
Impairment losses on loans and advances	2,876	1,721
Other credit risk provisions	6	5
Impairment of available-for-sale financial assets	130	70
Total impairment charge	3,012	1,796

Charge as % of average lending:
Personal loans/overdrafts	5.73	5.32
Credit cards	8.12	7.96
Mortgages	0.17	0.02
UK Retail Banking	1.22	1.10
Insurance and Investments	0.03	-
Wholesale and International Banking*	1.09	0.51
Total charge*	1.13	0.82

*Excluding impact of market dislocation and 2007 Finance Act.

15.    Loans and advances to customers

	Retail - Mortgages	Retail - Other	Wholesale	Total
31 December 2008	£m	£m	£m	£m
Neither past due nor impaired	110,148	33,571	89,208	232,927
Past due but not impaired	3,134	1,146	555	4,835
Impaired - no provision required	479	150	1,253	1,882
- provision held	882	4,327	1,451	6,660

Gross	114,643	39,194	92,467	246,304
Allowance for impairment losses	(186)	(2,345)	(1,038)	(3,569)
Net	114,457	36,849	91,429	242,735

31 December 2007
Neither past due nor impaired	99,828	29,850	73,475	203,153
Past due but not impaired	2,153	966	639	3,758
Impaired - no provision required	415	100	293	808
- provision held	343	3,600	560	4,503

Gross	102,739	34,516	74,967	212,222
Allowance for impairment losses	(37)	(2,029)	(342)	(2,408)

Net	102,702	32,487	74,625	209,814

The analysis of lending between retail and wholesale has been prepared based upon the type of exposure and not the business segment in which the exposure is recorded. Included within retail are exposures to personal customers and small businesses, whilst included within wholesale are exposures to corporate customers and other large institutions.

Loans and advances to customers which are neither past due nor impaired

	Retail - Mortgages	Retail - Other	Wholesale	Total
	£m	£m	£m	£m
31 December 2008
Good quality	109,437	21,251	50,718
Satisfactory quality	643	9,305	34,559
Lower quality	-	900	3,444
Below standard, but not impaired	68	2,115	487

Total	110,148	33,571	89,208	232,927

31 December 2007
Good quality	99,407	18,157	46,240
Satisfactory quality	378	8,964	25,013
Lower quality	1	665	2,034
Below standard, but not impaired	42	2,064	188

Total	99,828	29,850	73,475	203,153

15.    Loans and advances to customers  (continued)

The definitions of good quality, satisfactory quality, lower quality and below standard but not impaired applying to retail and wholesale are not the same, reflecting the different characteristics of these exposures and the way they are managed internally, and consequently totals are not provided. Wholesale lending has been classified using internal probability of default rating models mapped so that they are comparable to external credit ratings. Good quality lending comprises the lower assessed default probabilities, with other classifications reflecting progressively higher default risk. Classifications of retail lending incorporate expected recovery levels for mortgages, as well as probabilities of default assessed using internal rating models. Good quality lending includes the lower assessed default probabilities and all loans with low expected losses in the event of default, with other categories reflecting progressively higher risks and lower expected recoveries.

The table below provides details of the Group's impaired customer lending assets and associated impairment provisions.

Impaired asset ratios	Retail Mortgages	Retail Other	Wholesale	Group

31 December 2008
Loans and advances to customers (gross)	£114,643m	£39,194m	£92,467m	£246,304m

Impaired assets	£1,361m	£4,477m	£2,704m	£8,542m

Impaired assets as % of closing balances	1.2%	11.4%	2.9%	3.5%

Impairment provisions	£186m	£2,345m	£1,038m	£3,569m

Impairment provisions as % of impaired assets	13.7%	52.4%	38.4%	41.8%

Impairment provisions as % of impaired assets (2007)	4.9%	54.8%	40.1%	45.3%

16.    Retirement benefit obligations

	2008	2007
	£m	£m
Defined benefit pension schemes
Present value of scheme liabilities	15,617	16,795
Fair value of scheme assets	(13,693)	(16,112)
Net defined benefit scheme deficit	1,924	683
Unrecognised actuarial (losses)/gains	(267)	1,350
Net recognised defined benefit scheme deficit	1,657	2,033
Other post-retirement benefit schemes	114	111
Net recognised liability	1,771	2,144
Deferred tax	(496)	(600)
Recognised liability after tax	1,275	1,544

The Group's defined benefit pension schemes' gross deficit at 31 December 2008 increased by £1,241 million to £1,924 million, comprising net recognised liabilities of £1,657 million together with unrecognised actuarial losses of £267 million.

17.    Capital ratios (Basel II)

	31 December 2008	31 December 2007
	£m	£m

Tier 1
Share capital and reserves	9,573	12,663
Regulatory post-retirement benefit adjustments	435	704
Other items	(108)	-
Available-for-sale revaluation reserve and cash flow hedging reserve	2,997	402
Goodwill	(2,256)	(2,358)
Other deductions	(1,099)	(929)
Core tier 1 capital	9,542	10,482
Preference share capital	1,966	1,589
Innovative tier 1 capital instruments	3,169	1,474
Less: restriction in amount eligible	(976)	-
Total tier 1 capital	13,701	13,545

Tier 2
Undated loan capital	5,189	4,457
Dated loan capital	5,091	3,441
Innovative capital restricted from tier 1	976	-
Collectively assessed provisions	21	12
Available-for-sale revaluation reserve in respect of equities	8	12
Other deductions	(1,099)	(928)
Total tier 2 capital	10,186	6,994
	23,887	20,539
Supervisory deductions
Life and pensions businesses	(4,208)	(4,373)
Other deductions	(550)	(491)
Total supervisory deductions	(4,758)	(4,864)
Total capital	19,129	15,675

Risk-weighted assets	£bn	£bn
Credit risk	149.7	127.2
Market and counterparty risk	8.5	5.3
Operational risk	12.3	10.1
Total risk-weighted assets	170.5	142.6

Risk asset ratios
Core tier 1	5.6%	7.4%
Tier 1	8.0%	9.5%
Total capital	11.2%	11.0%

18.    Total assets by division

	31 December 2008	31 December 2007
	£m	£m

UK Retail Banking	127,502	115,012
Insurance and Investments	66,549	73,377
Wholesale and International Banking	238,832	163,294
Central group items	3,150	1,663
Total assets	436,033	353,346

19.    Discontinued businesses

Whilst not meeting the definition of a discontinued operation contained in International Financial Reporting Standard 5 'Non-Current Assets Held for Sale and Discontinued Operations', to improve comparability of figures, the trading results of the businesses sold during 2007 have been excluded from the comparative results in the commentaries provided in this document. The impact of these businesses on the segmental analysis is set out below.

	Insurance and Investments	Wholesale and International Banking	Total
	£m	£m	£m
2007
Net interest income	41	29	70
Other income	730	129	859
Total income	771	158	929
Insurance claims	(605)	-	(605)
Total income, net of insurance claims	166	158	324
Operating expenses	(31)	(130)	(161)
Profit before tax, excluding volatility	135	28	163
Volatility - insurance	10	-	10
- policyholder interests	(11)	-	(11)
Profit before tax	134	28	162

20.      Economic profit

	2008	2007
	£m	£m

Statutory basis
Average shareholders' equity	11,016	11,681

Profit attributable to equity shareholders	819	3,289
Less: notional charge	(991)	(1,051)
Economic profit	(172)	2,238

Continuing businesses
Average shareholders' equity	10,821	11,271

Profit attributable to equity shareholders	1,705	2,739
Less: notional charge	(974)	(1,014)
Economic profit	731	1,725

Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity used by the Group of 9 per cent (2007: 9 per cent).

21.    Earnings per share

	2008	2007

Statutory basis

Basic
Profit attributable to equity shareholders	£819m	£3,289m
Weighted average number of ordinary shares in issue	5,742m	5,637m
Earnings per share	14.3p	58.3p

Fully diluted
Profit attributable to equity shareholders	£819m	£3,289m
Weighted average number of ordinary shares in issue	5,781m	5,683m
Earnings per share	14.2p	57.9p

Continuing businesses
Profit attributable to equity shareholders	£1,705m	£2,739m
Weighted average number of ordinary shares in issue	5,742m	5,637m
Earnings per share	29.7p	48.6p

22.    Scottish Widows -  realistic balance sheet information

Financial Services Authority (FSA) returns for large with-profits companies include realistic balance sheet information. The information included in FSA returns concentrates on the position of the With Profit Fund. However, under the Scottish Widows demutualisation structure, which was Court approved, the fund is underpinned by certain assets outside the With Profit Fund and it is more appropriate to consider the long-term fund position as a whole to measure the realistic capital position of Scottish Widows.  The estimated position at 31 December 2008, allowing for the proposed transfer of £110 million from the long term fund to the shareholder fund is shown below, together with the actual position at 31 December 2007.

2008 (estimated)	With Profit Fund	Long Term Fund
	£bn	£bn

Available assets, including support arrangement assets	13.5	16.7
Realistic value of liabilities	(13.3)	(13.1)
Working capital for fund	0.2	3.6

Working capital ratio	1.8%	21.6%

2007	With Profit Fund	Long Term Fund
	£bn	£bn

Available assets, including support arrangement assets	17.8	21.0
Realistic value of liabilities	(16.9)	(17.0)
Working capital for fund	0.9	4.0

Working capital ratio	5.3%	19.2%

The Risk Capital Margin (RCM) is the capital buffer that the FSA requires to be held to cover prescribed adverse shocks. At 31 December 2008, the RCM was estimated to be £241 million for the With Profit Fund and £256 million for the Long Term Fund.  At 31 December 2007, the RCM was £76 million for the With Profit Fund and £101 million for the Long Term Fund.  The increase in the RCM largely reflects market falls during 2008 and an increased cost of financial options at the end of 2008.

23.    European Embedded Value reporting -  results for year ended 31 December 2008

This section provides further details of the Scottish Widows EEV financial information.

Composition of EEV balance sheet

	31 December 2008	31 December 2007
	£m	£m

Value of in-force business (certainty equivalent)	2,360	2,779
Value of financial options and guarantees	(90)	(53)
Cost of capital	(90)	(178)
Non-market risk	(57)	(61)
Total value of in-force business	2,123	2,487
Shareholders' net assets	2,809	2,878
Total EEV of covered business	4,932	5,365

Reconciliation of opening EEV balance sheet to closing EEV balance sheet on covered business

	Shareholders' net assets	Value of in-force business	Total
	£m	£m	£m

As at 1 January 2007	3,572	2,841	6,413
Total profit after tax - Continuing businesses	580	102	682
- Discontinued businesses	81	5	86

Profit on disposal of Abbey Life (EEV basis)
Sale proceeds	985	-	985
Assets disposed	(474)	(461)	(935)
	511	(461)	50
Dividends	(1,866)	-	(1,866)
As at 31 December 2007	2,878	2,487	5,365
Total profit (loss) after tax	151	(364)	(213)
Dividends	(220)	-	(220)
As at 31 December 2008	2,809	2,123	4,932

23.    European Embedded Value reporting -  results for year ended 31 December 2008  (continued)

Analysis of shareholders' net assets on an EEV basis on covered business

	Required capital	Free surplus	Shareholders' net assets
	£m	£m	£m

As at 1 January 2007	2,207	1,365	3,572
Total profit (loss) after tax - Continuing businesses	(214)	794	580
- Discontinued businesses	(24)	105	81
Dividends	-	(1,866)	(1,866)
Disposal of Abbey Life (EEV basis)	(232)	743	511
As at 31 December 2007	1,737	1,141	2,878
Total (loss) profit after tax	(823)	974	151
Dividends	-	(220)	(220)
As at 31 December 2008	914	1,895	2,809

Summary income statement on an EEV basis - Continuing businesses

	2008	2007
	£m	£m

New business profit	295	326
Existing business profit
- Expected return	321	296
- Experience variances	52	41
- Assumption changes	4	(32)
	377	305
Expected return on shareholders' net assets	146	187
Profit before tax, excluding volatility and other items*	818	818
Volatility	(1,176)	(287)
Other items*	60	58
Total (loss) profit before tax	(298)	589
Taxation	85	(29)
Impact of Corporation tax rate change	-	122
Total (loss) profit after tax - continuing businesses	(213)	682

*Other items represent amounts not considered attributable to the underlying performance of the business.

23.    European Embedded Value reporting -  results for year ended 31 December 2008  (continued)

Breakdown of income statement between life and pensions, and OEICs - Continuing businesses

	Life and pensions	OEICS	Total
	£m	£m	£m

2008
New business profit	258	37	295
Existing business
- Expected return	254	67	321
- Experience variances	40	12	52
- Assumption changes	(48)	52	4
	246	131	377
Expected return on shareholders' net assets	138	8	146
Profit before tax*	642	176	818

New business margin (PVNBP)	3.6%	1.3%	2.9%
Post-tax return on embedded value*			11.4%

2007
New business profit	270	56	326
Existing business
- Expected return	245	51	296
- Experience variances	(2)	43	41
- Assumption changes	(92)	60	(32)
	151	154	305
Expected return on shareholders' net assets	179	8	187
Profit before tax*	600	218	818

New business margin (PVNBP)	3.5%	2.0%	3.1%
Post-tax return on embedded value*			10.7%

*Excluding volatility and other items.

23.    European Embedded Value reporting -  results for year ended 31 December 2008  (continued)

Economic assumptions

A bottom up approach is used to determine the economic assumptions for valuing the business in order to determine a market consistent valuation.

The valuation of the Group's annuity business has been affected by the recent upheaval in the capital markets which has caused a significant widening in corporate bond spreads. Based on available market analysis, an element of this widening in corporate bond spreads has been assessed as arising from an increase in the illiquidity premium. As a result, in 2008 the value of the in-force business asset for annuity business has been calculated after taking into account an estimate of the market premium for illiquidity derived using a portfolio of investment grade bonds with similar cash flow characteristics as the annuity liabilities.

For 2008, the risk-free rate assumed in valuing the non-annuity in-force business is the 15 year UK gilt yield.  The risk free rate assumed in valuing the in-force asset for the annuity business is presented as a single risk free rate to allow easier comparison to the rate used for other business.  That single risk free-free rate has been derived to give the equivalent value to the annuity book, had that book been valued using the UK gilt yield curve increased to reflect the illiquidity premium described above.  The risk free rate used in valuing financial options and guarantees is defined as the spot yield derived from the UK gilt yield curve, in line with Scottish Widows' FSA realistic balance sheet assumptions.  The table below shows the range of resulting yields and other key assumptions.

	31 December 2008	31 Dec 2007
	%	%

Risk-free rate (value of in-force non-annuity business)	3.74	4.65
Risk-free rate (value of in-force annuity business)	5.22	4.65
Risk-free rate (financial options and guarantees)	1.11 to 4.24	4.28 to 4.81
Retail price inflation	2.75	3.28
Expense inflation	3.50	4.18

Non-economic assumptions

Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management's view of future experience. These assumptions are intended to represent a best estimate of future experience.

For OEIC business, recent lapse assumption experience has been collected over a period that has predominantly coincided with favourable investment conditions. Management have used a best estimate of the long-term lapse assumption which is higher than indicated by this experience. In management's view, the approach and lapse assumption are both reasonable.

Non-market risk

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk and the With Profit Fund these are asymmetric in the range of potential outcomes for which an explicit allowance is made.

23.    European Embedded Value reporting -  results for year ended 31 December 2008  (continued)

Sensitivity analysis

The table below shows the sensitivity of the EEV and the new business profit before tax to movements in some of the key assumptions. The impact of a change in the assumption has only been shown in one direction as the impact can be assumed to be reasonably symmetrical.

		Impact on EEV	Impact on new business profit before tax

		£m	£m
2008 EEV/new business profit before tax

(1)	100 basis points reduction in risk-free rate	186	6
(2)	10 per cent reduction in market values of equity assets	(170)	n/a
(3)	10 per cent reduction in market values of property assets	(25)	n/a
(4)	10 per cent reduction in expenses	84	31
(5)	10 per cent reduction in lapses	70	17
(6)	5 per cent reduction in annuitant mortality	(56)	(2)
(7)	5 per cent reduction in mortality and morbidity (excluding annuitants	23	4
(8)	100 basis points increase in equity and property returns	nil	nil
(9)	25 basis points increase in corporate bond spreads	(59)	(4)
(10)	25 basis points decrease in illiquidity premium	(97)	n/a

(1)	In this sensitivity the impact takes into account the change in the value of in-force business, financial options and guarantee costs, statutory reserves and asset values.
(2)	The reduction in market values is assumed to have no corresponding impact on dividend yields.
(3)	The reduction in market values is assumed to have no corresponding impact on rental yields.
(4)	This sensitivity shows the impact of reducing new business, maintenance expenses and investment expenses to 90 per cent of the expected rate.
(5)	This sensitivity shows the impact of reducing lapse and surrender rates to 90 per cent of the expected rate.
(6)	This sensitivity shows the impact on our annuity and deferred annuity business of reducing mortality rates to 95 per cent of the expected rate.
(7)	This sensitivity shows the impact of reducing mortality rates on non-annuity business to 95 per cent of the expected rate.
(8)	Under a market consistent valuation, changes in assumed equity and property returns have no impact on the EEV.
(9)

This sensitivity shows the impact of a 25 basis point increase in corporate bond yields and the corresponding reduction in market values. Government bond yields, the risk-free rate and illiquidity premia are all assumed to be unchanged.

(10)

This sensitivity shows the impact of a 25 basis point reduction in the allowance for illiquidity premia. It assumes that the overall corporate bond spreads are unchanged and hence market values are unchanged. Government bond yields and the risk-free rate are both assumed to be unchanged.

In sensitivities (4) to (7) and (9) assumptions have been flexed on the basis used to calculate the value of in-force business and the realistic and the statutory reserving bases. A change in risk discount rates is not relevant as the risk discount rate is not an input to a market consistent valuation.

   24.    Scottish Widows -  weighted sales (Annual Premium Equivalent)

	2008	2007
	£m	£m

Weighted sales (regular + 1/10 single)
Life and pensions:
Protection	124	117
Savings and investments	43	89
Individual pensions	283	273
Corporate and other pensions	441	352
Retirement income	90	101
Managed fund business	21	47
Life and pensions	1,002	979
OEICs	305	297
Life, pensions and OEICs	1,307	1,276

Bancassurance	480	458
Independent financial advisers	762	733
Direct	65	85
Life, pensions and OEICs	1,307	1,276

25.    Dividend

On 7 May 2008, a final dividend for 2007 of 24.7p per share was paid to shareholders. This dividend totalled £1,394 million.  An interim dividend for 2008 of 11.4p per share was paid on 1 October 2008. The total amount of this dividend was £648 million.  No final dividend for 2008 has been declared.

26.    Capitalisation issue

The Group has announced a capitalisation issue of 1 for 40 ordinary shares held. The record date for the capitalisation issue is 8 May 2009 and the ex-capitalisation issue date is 11 May 2009.

27.    Other information

The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2008 were approved by the directors on 26 February 2009 and will be delivered to the Registrar of Companies following publication on 28 March 2009. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

PROFORMA DISCLOSURES

Following the acquisition of HBOS plc on 16 January 2009, pages 69 to 76 contain selected unaudited proforma disclosures relating to the enlarged Group. These assume that the acquisition and capital raisings were completed on 31 December 2008.

The exercise to fair value the assets and liabilities of HBOS is still in progress and is not expected to be completed for some time. The fair value adjustments set out within these proforma disclosures represent initial estimates based upon work performed since completion of the acquisition. This has focused upon those areas likely to have a significant impact upon the enlarged Group's regulatory capital position. Further adjustments will be required, for example to reflect the value of the intangible assets acquired, and the figures disclosed are subject to change.

   PROFORMA CONSOLIDATED BALANCE SHEET

31 December 2008	Lloyds TSB	HBOS	Lloyds TSB share issue	HBOS share issue	HBOS considera-tion	Estimated fair value adjustments	Consolida- tion adjustments	Pro forma
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	5,008	2,502	-	-	-	-	-	7,510
Items in course of collection from banks	946	445	-	-	-	-	-	1,391
Trading and other financial assets at fair value through profit or loss	45,064	88,616	-	-	-	100	(616)	133,164
Derivative financial instruments	28,884	51,810	-	-	-	-	(496)	80,198
Loans and advances to banks	40,758	18,019	5,405	11,337	-	(50)	(8,823)	66,646
Loans and advances to customers	242,735	473,966	-	-	-	(13,750)	(7)	702,944
Available-for-sale financial assets	55,707	28,210	-	-	-	-	(7,614)	76,303
Investment property	2,631	3,045	-	-	-	-	-	5,676
Goodwill	2,256	1,556	-	-	-	-	(1,556)	2,256
Value of in-force business	1,893	2,992	-	-	-	1,400	-	6,285
Other intangible assets	197	819	-	-	-	-	-	1,016
Tangible fixed assets	2,965	5,400	-	-	-	(50)	-	8,315
Current tax recoverable	300	925	-	-	-	-	-	1,225
Deferred tax assets	833	2,329	-	-	-	(200)	-	2,962
Other assets	5,856	8,369	-	-	-	(500)	(113)	13,612

Total assets	436,033	689,003	5,405	11,337	-	(13,050)	(19,225)	1,109,503

Liabilities
Deposits from banks	66,514	97,150	-	-	-	100	(8,699)	155,065
Customer accounts	170,938	222,251	-	-	-	850	(60)	393,979
Items in course of transmission to banks	508	521	-	-	-	-	-	1,029
Trading and other financial liabilities at fair value through profit of loss	6,754	18,851	-	-	-	-	(134)	25,471
Derivative financial instruments	26,892	38,905	-	-	-	-	(503)	65,294
Debt securities in issue	75,710	188,448	-	-	-	(6,200)	(8,246)	249,712
Liabilities arising from insurance contracts and participating investment contracts	33,792	36,873	-	-	-	-	-	70,665
Liabilities arising from non participating investment contracts	14,243	33,321	-	-	-	50	-	47,614
Unallocated surplus within insurance businesses	270	551	-	-	-	-	-	821
Other liabilities	11,456	8,644	-	-	-	600	(27)	20,673
Retirement benefit obligations	1,771	(477)	-	-	-	800	-	2,094
Other provisions	230	347	-	-	-	350	-	927
Subordinated liabilities	17,256	30,119	997	2,997	-	(9,800)	-	41,569

Total liabilities	426,334	675,504	997	2,997	-	(13,250)	(17,669)	1,074,913

Net assets	9,699	13,499	4,408	8,340	7,651	200	(9,207)	34,590

Number of shares in issue								16,419m
Proforma net tangible asset value								£29,461m
Proforma net tangible asset value per share								179p

   PROFORMA NET TANGIBLE ASSETS ACQUIRED

The following table shows a reconciliation of the net assets of HBOS at 31 December 2008 to the proforma net tangible assets of HBOS acquired.

31 December 2008
£m

Net assets of HBOS at 31December 2008	13,499
HBOS share issue	8,340
21,839
Adjust for:
Minority interests and preference shares	(2,567)
Goodwill in the HBOS balance sheet	(1,556)
Estimated fair value adjustments	200
Proforma net tangible assets of HBOS acquired	17,916

   PROFORMA CAPITAL RATIOS

31 December 2008
£m

Tier 1
Eligible share capital and reserves, including, minority interests	35,081
Goodwill	(2,256)
Other deductions	(741)
Core tier 1 capital	32,084
Preference share capital	9,761
Innovative tier 1 capital instruments	6,927
Total tier 1 capital	48,772

Tier 2
Undated loan capital	7,349
Dated loan capital	15,018
Eligible surplus provisions	1,740
Available-for-sale revaluation reserve in respect of equities	8
Other deductions	(466)
Total tier 2 capital	23,649
72,421

Supervisory deductions
Life and pensions businesses	(9,270)
Other deductions	(1,032)
Total supervisory deductions	(10,302)
Total capital	62,119

Risk-weighted assets	£bn
Credit risk	448.4
Market and counterparty risk	23.1
Operational risk	27.0
Total risk-weighted assets	498.5

Risk asset ratios, after net negative capital adjustments *
Core tier 1	6.4%
Tier 1	9.8%
Total capital	12.5%

*Net negative capital adjustments having an impact on Core tier 1 capital total £3.7 billion and comprise estimated fair value adjustments affecting regulatory capital of £0.8 billion and a reduction in excess expected losses of £1.5 billion, offset by the write-off of the HBOS available-for-sale and cash flow hedging reserves and other adjustments, of £6.0 billion.

   PROFORMA ANALYSIS OF LOANS AND ADVANCES TO CUSTOMERS

	31 December 2008	31 December 2008
	£m	%

Loans and advances to customers
Agriculture, forestry and fishing	4,826	0.7
Energy and water supply	6,127	0.8
Manufacturing	20,106	2.7
Construction	12,573	1.7
Transport, distribution and hotels	39,910	5.5
Postal and communications	13,051	1.8
Property companies	89,030	12.2
Financial, business and other services	111,604	15.3
Personal : mortgages	372,375	50.9
: other	51,439	7.0
Lease financing and hire purchase	9,915	1.4
	730,956	100.0
Allowance for impairment losses on loans and advances	(14,262)
Total loans and advances to customers, before fair value adjustments	716,694
Estimated fair value adjustments	(13,750)
Total loans and advances to customers, after fair value adjustments	702,944

   PROFORMA CREDIT MARKET POSITIONS

Lloyds Banking Group's exposure to assets affected by current capital markets uncertainties. Set out below, on a proforma basis, are details for the credit market positions in the Corporate Markets and Treasury businesses.

Asset class	Loans and Receivables	Available- for-Sale	Fair value through P/L	31 December 2008
	£bn	£bn	£bn	£bn

Asset Backed Securities:
Direct	20.9	7.7	3.6	32.2
Conduits	17.2	6.3	-	23.5
	38.1	14.0	3.6	55.7
Covered bonds	-	4.1	-	4.1
Bank/Financial Institutions Floating
Rate Notes (FRNs)	2.6	16.0	2.2	20.8
Bank Certificates of Deposit (CDs)	-	12.3	3.1	15.4
Treasury bills and other bills	-	29.1	-	29.1
Lloyds TSB venture capital instruments	-	-	0.7	0.7
Other	-	4.6	8.1	12.7
Total Treasury Assets	40.7	80.1	17.7	138.5
Landale	-	0.7	-	0.7
Total	40.7	80.8	17.7	139.2

Asset class	Net Exposure as at 31 December 2008	Book price as at 31 December 2008
	£bn	%
Mortgage Backed Securities
US RMBS *	7.4	64
Non-US RMBS	12.5	89
CMBS *	4.6	88
	24.5	79
Collateralised Debt Obligations
CBO *	2.3	50
CLO *	5.8	88
	8.1	73
Personal Sector
Auto Loans	2.4	97
Credit Cards	4.6	94
Personal Loans	1.1	95
	8.1	95
FFELP Student Loans*	10.0	88
Other ABS	1.7	80
Total Uncovered ABS	52.4	82
Negative Basis**	3.3	61
Total ABS	55.7	80

*    RMBS means Residential Mortgage Backed Securities, CMBS means Commercial Mortgage Back Securities: CBO means

     Collateralised Bond Obligations: CLO means Collaterised Loan Obligations: FFELP means Federal Family Education Loan

     Programme.

**  Negative basis means bonds held with separate matching credit default swap (CDS) protection

Exposure to US RMBS Asset Class	Net exposure as at 31 December 2008	Book price as at 31 December 2008
	£m	%

Prime	1,895	82
Alt-A	5,404	59
Sub-prime	77	70
Total	7,376	64

Exposure to Collateralised Bond Obligations (CBOs) Asset Class	Net Exposure as at 31 December 2008	Book price as at 31 December 2008
	£m	%

ABS CDO	251	41

High Yield Corporate CBO	76	64
Investment grade CBO	1,335	48
Commercial Real Estate CBO	636	61
Other CBOs	2,047	52
Total CBOs	2,298	50

Exposure to Monolines

The Group has credit exposure to monolines both through negative basis trades with purchased CDS protections and wrapped bonds. As at 31 December 2008, nominal exposures were £3.7bn of negative basis CDS and £3.4 billion of wrapped bonds. The calculated exposure to monolines using our internal methodology at 31 December 2008 is £1.6 billion and can be broken down as follows.

Monoline	Negative basis		Wrapped bonds
	Notional	Net Exposure *	Notional	Net Exposure **
	£bn	£bn	£bn	£bn

Investment grade	3.2	0.6	2.9	1.0
Sub-investment grade	0.5	-	0.5	-
	3.7	0.6	3.4	1.0

*	The exposure to monolines arising from negative basis trades is calculated as the mark to market of the CDS protection purchased from the monoline, after NFVA.
**	The exposure to monolines arising from wrapped bonds is our assessment of the difference between the value of the unwrapped bond and the value of the wrapped bond including the monolines cover.

Credit Rating

An analysis of external credit ratings as at 31 December 2008 of our ABS portfolio by asset class is provided below. These ratings are based on the lowest of Moody's, Standard and Poor's and Fitch.

Asset Class	Net Exposure	AAA	AA	A	BBB	BB	B	CCC	CC	Not Rated	Total
	£bn	%	%	%	%	%	%	%	%	%	%
Mortgage backed Securities
US RMBS
Prime	1.9	58.5	19.9	8.1	11.0	-	0.9	1.6	-	-	100.0
Alt-A	5.4	67.9	11.7	1.6	9.6	5.9	0.7	2.6	-	-	100.0
Sub Prime	0.1	73.0	14.4	0.1	12.5	-	-	-	-	-	100.0
	7.4	65.4	13.9	3.3	10.0	4.3	0.8	2.3	-	-	100.0
Non-US RMBS	12.5	96.8	2.1	0.4	0.7	-	-	-	-	-	100.0
CMBS	4.6	90.1	3.4	1.1	0.4	-	-	-	-	5.0	100.0
	24.5	86.1	5.9	1.4	3.5	1.3	0.2	0.7	-	0.9	100.0

Collateralised Debt Obligations

ABS CDO	0.3	3.0	61.7	8.8	21.5	-	2.5	2.5	-	-	100.0
High Yield Corporate CBO	0.1	47.3	32.7	-	20.0	-	-	-	-	-	100.0
Investment grade corporate CBO	1.3	63.9	27.4	4.3	3.5	0.9	-	-	-	-	100.0
Commercial real estate CBO	0.6	83.6	10.9	5.5	-	-	-	-	-	-	100.0
	2.3	60.4	27.8	5.0	5.7	0.5	0.3	0.3	-	-	100.0
CLO	5.8	92.6	0.9	2.1	0.8	-	-	0.4	-	3.2	100.0
	8.1	83.5	8.5	2.9	2.2	0.1	0.1	0.4	-	2.3	100.0

Personal Sector
Auto Loans	2.4	73.3	3.0	16.9	3.6	-	1.5	-	-	1.7	100.0
Credit Cards	4.6	100.0	-	-	-	-	-	-	-	-	100.0
Personal Loans	1.1	92.2	2.0	5.8	-	-	-	-	-	-	100.0
	8.1	90.9	1.2	5.8	1.1	-	0.5	-	-	0.5	100.0

FFELP Student Loans	10.0	99.4	0.6	-	-	-	-	-	-	-	100.0

Other ABS	1.7	51.8	0.6	21.6	23.4	-	-	-	-	2.6	100.0

Negative basis
Monolines	2.7	85.7	6.0	-	-	-	-	2.9	1.7	3.7	100.0
Banks	0.6	12.1	4.6	-	-	-	-	16.7	-	66.6	100.0
	3.3	72.3	5.7	-	-	-	-	5.4	1.4	15.2	100.0

Total as at 31 December 2008	55.7	86.9	4.5	2.5	2.7	0.6	0.2	0.7	0.1	1.8	100.0

   PROFORMA ANALYSIS OF THE GROUP'S FUNDING POSITION

	As at 31 December 2008	As at 31 December 2008
	£bn	%

Bank Deposits	41.6	5.7
Customer deposits	72.7	10.0
Certificates of deposit	72.4	10.0
Medium term notes	61.5	8.5
Covered bonds	29.1	4.0
Commercial paper	28.8	4.0
Securitisation	45.6	6.3
Subordinated debt	38.1	5.3
Other	52.8	7.3
Total Wholesale	442.6	61.1
Retail	281.3	38.9
Total Group Funding	723.9	100.0

Wholesale funding is analysed by residual maturity as follows:

	As at 31 December 2008	As at 31 December 2008
	£bn	%

Less than one year	285.9	64.6
One to two years	30.9	7.0
Two to five years	62.2	14.0
More than five years	63.6	14.4
Total Wholesale Funding	442.6	100.0

contacts

For further information please contact:-

INVESTORS AND ANALYSTS

Michael Oliver

Director of Investor Relations

020 7356 2167

email: michael.oliver@ltsb-finance.co.uk

Douglas Radcliffe

Senior Manager, Investor Relations

020 7356 1571

email: douglas.radcliffe@ltsb-finance.co.uk

MEDIA

Shane O'Riordain

Group Communications Director

020 7356 1849

email: shane.o'riordain@lloydsbanking.com

Leigh Calder

Senior Manager, Media Relations

020 7356 1347

email: leigh.calder@lloydstsb.co.uk

Copies of this news release may be obtained from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN. The full news release can also be found on the Group's website - www.lloydsbankinggroup.com.

A copy of the Group's corporate responsibility report may be obtained by writing to Corporate Responsibility, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN. This information together with the Group's code of business conduct is also available on the Group's website.

Registered office: Lloyds Banking Group plc, Henry Duncan House, 120 George Street, Edinburgh, EH2 4LH. Registered in Scotland no. 95000.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  27 February 2009